As filed with the Securities and Exchange Commission on October 14, 2009.
Registration No. 333- 162183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM F-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

EURAND N.V.
(Exact Name of Registrant as Specified in Its Charter)
Not Applicable
(Translation of Registrant’s Name into English)

The Netherlands (State or Other Jurisdiction of Incorporation or Organization)	98-0455653 (I.R.S. Employer Identification No.)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands
+31 20-673-2744
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Manya Deehr, Esq.
Chief Legal Officer
Eurand Pharmaceuticals, Inc.
790 Township Line Rd Suite 250
Yardley, Pennsylvania 19067
+1 (267) 759-9400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent For Service)

Copies to:

Andrew P. Gilbert, Esq. Morgan, Lewis & Bockius LLP 502 Carnegie Center Princeton, New Jersey 08540 tel: +1 (609) 919-6600 fax: +1 (609) 919-6701	LizabethAnn Eisen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza, 825 Eighth Avenue New York, New York 10019 tel: +1 (212) 474-1930 fax: +1 (212) 474-3700

     Approximate Date of Commencement of Proposed Sale of the Securities to the Public: From time to time after the effective date of this Registration Statement, as determined by market conditions.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 14, 2009
Prospectus
8,500,000 Shares
Ordinary Shares

     Eurand N.V. may offer up to an aggregate of 2,000,000 ordinary shares and the selling shareholders named in this prospectus may offer up to an aggregate of 6,500,000 ordinary shares.
     Our ordinary shares are listed on The Nasdaq Global Market under the symbol “EURX.” The last reported sale price of our ordinary shares on The Nasdaq Global Market on October 13, 2009 was $13.16 per share. We will not receive any of the proceeds from the disposition of the Ordinary Shares by the selling shareholders. We will bear all costs, expenses and fees in connection with the registration of these shares. The selling shareholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.
     Investing in our ordinary shares involves risk. See “Risk Factors” beginning on page 8 of this prospectus. You should read this document carefully before you invest.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Eurand N.V.	$	$
Proceeds to selling shareholders	$	$
     Warburg, Pincus Equity Partners, L.P. (including two affiliated partnerships), Warburg, Pincus Ventures International, L.P. and Gearóid Faherty, our Chief Executive Officer, have each granted the underwriters an option to purchase up to 512,500, 512,500 and 250,000 additional ordinary shares, respectively, or a total of 1,275,000 additional ordinary shares, on the same terms and conditions as set forth above if the underwriters sell more than 8,500,000 ordinary shares in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The underwriters expect to deliver the ordinary shares to investors on or about           , 2009.

Deutsche Bank Securities	BofA Merrill Lynch

Cowen and Company	Thomas Weisel Partners LLC
The date of this Prospectus is           2009.

i

ABOUT THIS PROSPECTUS
     You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or any information to which we have referred you. Neither we, nor the selling shareholders, have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell ordinary shares and seeking offers to buy ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.
     Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Eurand N.V. and its subsidiaries. To understand this offering fully, you should read this entire document carefully, particularly the “Risk Factors” section, as well as the documents identified in the section titled “Where You Can Find More Information.”
     Solely for your convenience, this prospectus contains translations of euros into U.S. dollars at a specified rate, or convenience rate, of 1.4020 U.S. dollars per euro, as described more fully under “Exchange Rate Information” in our annual report on Form 20-F for the year ended December 31, 2008 and our report on Form 6-K filed on August 12, 2009. Those translations are provided as a convenience to readers and are not meant to represent what rate we may have been able to exchange euros into dollars on any given day, or at all.

THE OFFERING

Ordinary shares offered:
By Eurand	2,000,000 shares
By the selling shareholders	6,500,000 shares
Total	8,500,000 shares
Ordinary shares to be outstanding immediately after this offering	47,846,076 shares
Trading symbol	EURX
Use of proceeds	We intend to use our net proceeds to fund potential product acquisitions and/or potential acquisitions of complementary businesses and research and development of additional product candidates, as well as to fund working capital and other general corporate purposes. Each $1.00 increase (decrease) in the public offering price of $15.005, or €10.70, per share would increase (decrease) the net proceeds to us from this offering by $1.9 million, or €1.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. For each $1.00 increase (decrease) the amount available for our investment in our business would increase (decrease) accordingly.
We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders. See “Use of Proceeds.”
Risk factors	See “Risk Factors” beginning on page 8 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our ordinary shares.

ABOUT EURAND N.V.
Business
     We are a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products. We utilize our proprietary pharmaceutical technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Through our development agreements with our collaboration partners, we have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. We are simultaneously developing and commercializing our own portfolio of products to address cystic fibrosis (CF) and gastrointestinal disorders.
     Using our own sales and marketing team, we are currently commercializing a portfolio of products for cystic fibrosis patients in the United States. On August 27, 2009, the U.S. Food and Drug Administration, or FDA, approved our lead product EUR-1008, or ZENPEPtm,, for sale in the United States for the treatment of exocrine pancreatic insufficiency, or EPI, in patients with cystic fibrosis or other conditions. We expect to commence the commercial launch of ZENPEP™ in the United States in the fourth quarter of 2009 and to expand our sales force to address the commercial needs as appropriate. We also currently have two late-stage proprietary product candidates, EUR-1073 (beclomethasone) and EUR-1025 (ondansetron) in development in our own portfolio, as well as a number of other products currently in development with collaboration partners, including EUR-1000, which we currently expect to be approved by the FDA and launched in the United States by GlaxoSmithKline, or GSK, in 2010. In addition, we have three recently approved products we developed that are commercialized by our partners in the United States — Lamictal®, Amrix® and Unisom® Sleepmelts. We continue to advance and develop additional products using our drug formulation technologies.
     We have manufacturing and research facilities in the United States, Italy and France. In 2008, we had approximately €98.5 million (or $138.1 million) in revenues, primarily from our pharmaceutical technology business. For the six months ended June 30, 2009, we had approximately €59.7 million (or $83.7 million) in revenues. We manufacture and supply over 40 different products for sale in many of the world’s largest pharmaceutical markets. These products generated €79.9 million (or $112.0 million) in product sales in 2008, and €48.1 million (or $67.4 million) in product sales for the six months ended June 30, 2009. The remainder of our revenues generally consists of royalties and development fees.
EUR-1008 or ZENPEP™
     ZENPEP™ (pancrelipase) Delayed-Release Capsules is a proprietary porcine-derived pancreatic enzyme replacement product, or PEP, approved by the FDA for the treatment of EPI in patients with cystic fibrosis or other conditions. ZENPEP™ contains certain key digestive enzymes, as well as a number of cofactors and coenzymes that we believe are necessary for the proper digestion of food. The enzyme profile of ZENPEP™ appears to closely mimic that of normal human pancreatic secretions. ZENPEP™ is the only FDA-approved PEP that has been evaluated in clinical studies in adults and children from ages one to twelve years and offers four dosage strengths to meet the varied needs of infants, toddlers, adolescents and adults with EPI.
     ZENPEP™ is one of the first PEPs to be FDA-approved under the FDA guidelines. Based on publicly available materials and our industry knowledge, we are aware of three other PEP manufacturers that filed and have pending NDAs for a PEP and one (Solvay) who has received approval. We have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of ZENPEP™.
     EPI is a condition characterized by a decrease in the ability of the pancreas to produce digestive enzymes. The lack of digestive enzymes frequently results in maldigestion and malabsorption and is commonly associated with CF or other conditions compromising the exocrine function of the pancreas, including pancreatic cancer, gastrointestinal surgery, and chronic pancreatitis (CP). If left untreated, EPI may result in malnutrition and, especially in CF patients, impaired growth in children, compromised immune response and shortened life expectancy. EPI patients typically require pancreatic enzyme replacement therapy through PEPs, which break down fats, proteins and complex carbohydrates for proper absorption into the body. According to data from IMS Health, PEPs generated approximately $1.1 billion in worldwide sales and approximately $313 million in North American sales in 2008.
     We currently market an unapproved PEP under the tradename Pancrelipase. This product accounted for approximately 19.9% of the prescriptions filled of the U.S. coated PEP market as of the week ended August 28, 2009, making it the second-most prescribed coated PEP. Based on a market share of 1.8% of prescriptions for the week ended January 2, 2009 and 2.6% for the week ended January 30, 2009, this is an increase of 18.1% from January 2, 2009 to August 28, 2009 and 17.3% since the withdrawal of a competitor’s product in late January 2009. According to IMS Health, Pancrelipase saw an 18.1% increase in its share of the U.S. coated PEP market between January 2, 2009 and August 28, 2009 for all dosage strengths. In accordance with the transition plan that we have agreed to with the FDA, Pancrelipase will be transitioned off the market with the launch of ZENPEP™.

     Commercial launch of ZENPEP™ in the United States is planned in the fourth quarter of 2009, but we expect a several-month ramp up period and do not expect to recognize substantial revenues from ZENPEP™ sales until 2010. We will market ZENPEP™ through our own sales force, supplemented as appropriate, for the approved indication of exocrine pancreatic insufficiency in patients with CF or other conditions. The commercial effort will be structured to address the different physician groups that treat EPI for each of the target patient populations.
     In April 2006, the FDA issued guidance addressing, among other matters, the elimination of overfill, the nature of clinical trials to be conducted to obtain FDA approval for a new drug application, or NDA, the formulation requirements for the product and the need for manufacturers to provide viral inactivation results and full characterization of the enzymes in the product. PEPs are inherently unstable and thus, to compensate for enzyme degradation over time, manufacturers frequently included an overfill of enzymes in the finished product. As a result, patients received PEPs with variable and uncertain levels of potency, potentially resulting in an inconsistent therapeutic effect. The FDA required the submission of an NDA for PEPs, but allowed companies who met certain criteria to continue to market existing PEPs until April 2008 without the benefit of FDA approval. Consequently, not all of the currently marketed products are approved by the FDA, including our unbranded pancrelipase product that will be transitioned off the market with the launch of ZENPEP™. In October 2007, the FDA extended the deadline for obtaining marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010, for those companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, have submitted NDAs on or before April 28, 2009 and who continue diligent pursuit of regulatory approval. Because of the complex nature of these products, we believe that some of the companies currently marketing PEPs in the United States may not have been able to satisfy the FDA’s requirement for submitting an NDA by April 2009 or may not be able to receive approval as safe and effective by the FDA by April 2010. See “Risk Factors — Risks Related to ZENPEP™.”
     ZENPEP™ was shown to be safe and effective in two Phase III multicenter clinical trials — one in older children, adolescents and adults, and one in young children (ages 1 through 6). Both studies established efficacy and safety of ZENPEP™ in CF patients with EPI. In the placebo-controlled, randomized, double-blind pivotal study in older children and adult patients, ages 7-23 years, the primary efficacy endpoint was mean Coefficient of Fat Absorption (CFA), the gold standard for assessing the severity of EPI. CFA was statistically higher with ZENPEP™ treatment (88.3%) than placebo (62.8%)(p<0.001). In the open-label, single-arm study in young patients ages 1-6 years, patients maintained symptom control when switched from their usual PEP regimen to ZENPEP™ at similar doses.
     ZENPEP™ was not associated with any serious drug-related adverse events in any of the clinical trials. The most common adverse events were gastrointestinal complaints, which were similar in type and frequency across all age ranges in the two studies. The most commonly reported adverse events occurring in at least two patients (greater than 6% of patients) included: abdominal pain, flatulence, headache, cough, decreased weight, early satiety, and contusion. The type and incidence of adverse events were similar in children and adults.
SourceCF Product Portfolio
     We currently have a U.S. based commercial group of approximately 20 highly-experienced sales and sales support professionals dedicated to providing a portfolio of products and services (the SourceCF product portfolio) to the CF community (patients, physicians and care givers). The SourceCF product portfolio most notably includes a portfolio of vitamins, designed specifically for CF patients, and the TRIO® (formerly marketed under the name eFlow ®) electronic nebulizer, a device frequently prescribed by physicians for CF patients who are required to administer therapies via nebulization. Our sales professionals promoting the SourceCF product portfolio currently call on the Cystic Fibrosis Treatment Centers, as well as selected office-based gastroenterologists and pulmonologists, throughout the United States. This U.S. commercial organization is planning the launch of ZENPEP™ and is the foundation of the commercial group necessary to meet the total needs for commercialization of ZENPEP™ and other related gastrointestinal products. The SourceCF business generated revenues of approximately $4 million in 2006, $5 million in 2007 and $5 million in 2008.
EUR-1002 or Amrix®
     Amrix®, developed with ECR Pharmaceuticals using our Diffucaps® technology and acquired by Cephalon, Inc., or Cephalon, in late 2007, is a once-a-day, or OAD, sustained release formulation of cyclobenzaprine hydrochloride, with FDA approved use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions. Amrix ® is currently the only FDA approved OAD skeletal muscle relaxant in the United States. In 2000, we entered into a co-development, license and contract manufacturing agreement with ECR to develop a once-a-day extended release formulation of cyclobenzaprine, and in 2003, we signed an addendum to that agreement to develop an additional formulation. Under the co-development agreement, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the co-development agreement, Cephalon is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply Cephalon with, Cephalon’s total requirements of the product for the United States, and Cephalon must provide us with certain forecasts and firm orders prior to the desired date of shipment.

     We may elect to terminate our obligation to supply the product to Cephalon, in certain circumstances, in the event that annual net sales of the product are less than specified amounts; provided, however, that in such event, we continue to manufacture and supply the product to Cephalon for a period of two years thereafter. In the event of such termination, if Cephalon manufactures the product (or has it manufactured), we would be entitled to receive royalties on Cephalon’s net sales of the product for so long as Cephalon sells the product. Pursuant to the co-development agreement, Cephalon was responsible for regulatory filings and is granted an exclusive license to sell the product in the United States, Canada and Mexico. In addition to development payments and manufacturing fees, we are entitled to receive royalties based on a percentage of Cephalon’s net sales of the product. The agreement provides for a term of 12 years following the date Cephalon begins selling the product in the United States and is subject to a two-year automatic renewal.
     ECR submitted a NDA through the FDA’s 505(b)(2) procedure and received approval of the NDA in February 2007. In August 2007, Anesta Inc. (a company affiliated with Cephalon) acquired Amrix from ECR and Cephalon undertook all of the incumbent obligations of the co-development agreement, subject to an amendment. As the licensor and exclusive manufacturer of the product, we now work with Cephalon to support the commercialization of the product in the United States. Cephalon began promotion of Amrix ® in the United States in November 2007. Cephalon reported 2008 revenues from Amrix at $73.6 million and revenues of $31.0 million and $57.1 million for the three months and six months ended June 30, 2009, respectively.
EUR-1048 or Lamictal® ODT
     EUR-1048 or Lamictal® ODT is a taste-masked, orally disintegrating tablet formulation of lamotrigine, that we developed using our AdvaTab® and Microcaps ® technologies. On May 11, 2009, the FDA approved Lamictal® ODT for sale in the United States for the long-term treatment of Bipolar I Disorder. GSK launched Lamictal® ODT in late June 2009. This product was developed in 2006 pursuant to a co-development agreement with GSK under which we were responsible for performing feasibility studies, formulation optimization and scale-up, and providing clinical supply for the proposed product. GSK was responsible for certain regulatory filings and is granted an exclusive license to sell the product in the United States. GSK is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply GSK with, GSK’s total requirements of EUR-1048 for the United States. We retain certain rights to the product outside the United States. In addition to development payments, milestone payments ($12 million of which we have already received and an additional $30 million that we could potentially receive) and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK’s net sales of the product. The agreement provides for a term of 15 years following the date GSK begins selling the product in the United States.
EUR-1037 or Unisom ® Sleepmelts
     EUR-1037 is an orally disintegrating tablet formulation of Diphenhydramine citrate that we developed using our AdvaTab® and Microcaps® technologies. The product is sold as an over-the-counter, or OTC, sleep-aid product by Chattem Inc. in the United States under the brand name Unisom ® Sleepmelts. The product was launched in April 2008.
Proprietary Pipeline Products
     In addition to ZENPEP™ and the SourceCF product portfolio, we are also developing a pipeline of novel products in our proprietary portfolio. The most advanced of our proprietary product candidates are:
•	EUR-1025, an OAD oral formulation of ondansetron, an anti-emetic currently prescribed to prevent post-operative nausea and vomiting, and nausea and vomiting in cancer patients undergoing chemotherapy or radiotherapy. EUR-1025 achieved positive results in two pivotal pharmacokinetic studies in which single and multiple dose oral administrations of 24 mg of the product resulted in a similar rate and extension of exposure as 8 mg of the branded product dosed three times a day. We have scheduled a meeting with the FDA in the fourth quarter of 2009 to review our data on the product.

•	EUR-1073, a beclomethasone dipropionate formulation, currently marketed in certain countries in Europe by Chiesi Farmaceutici, S.p.A., for the treatment of inflammatory bowel disease and ulcerative colitis and for which we may be seeking marketing authorization in the United States. The sustained release technology targets the lower gastrointestinal tract and potentially reduces side effects. We received an orphan drug designation in the first quarter of 2009 for intended use in pediatric ulcerative colitis.
     We also have several other co-development and proprietary products that are in various earlier stages of research and development.

Continued R&D and Product Development
     We have a broad portfolio of proprietary pharmaceutical technologies, including four primary technology platforms with nine distinct technologies. Of our four primary technology platforms, three are currently being utilized in marketed products. We use these technologies to develop and expand our own internal pipeline of product candidates and to secure additional co-development agreements with pharmaceutical and biopharmaceutical companies. These technologies can be used to improve or develop enhanced formulations that have improved efficacy and safety profiles or that are more convenient for patients, leading to improved patient compliance. Our four primary technology platforms include:
•	Customized release technologies to reduce daily dosing requirements and time the release of drugs in the body either to increase efficacy or to reduce side effects;

•	Tastemasking / ODTs technologies to increase patient compliance through more convenient dosage forms such as orally disintegrating tablets and taste-masked drugs;

•	Bioavailability enhancement technology to improve drug absorption, resulting in dose reduction and improved onset of action and improved bioavailability; and

•	Drug conjugation technology to extend drug half-life and to target specific organs or other biological targets such as tumors.
Our Strategy
     Our objective is to be a leader in the development, manufacturing and commercialization of innovative specialty pharmaceutical and biopharmaceutical products. The primary components of our strategy include the following:
•	Establish a U.S. specialty sales and marketing organization. We are establishing a specialty sales and marketing organization to commercialize our lead product, ZENPEP™, in the United States. Our selling effort is currently targeting the approximately 120 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. In preparation for launch in the United States we have built and are continuing to build a first-rate commercial organization to help ensure that ZENPEP™ reaches its full market potential. We will market ZENPEP™ through our own sales force, supplemented as appropriate, for the approved indication of exocrine pancreatic insufficiency associated with cystic fibrosis, chronic pancreatitis and other conditions. The commercial effort will be expanded and structured to address the different physician groups that treat EPI for each of the target patient populations.

•	Continue to build and develop our product pipeline. Through the application of our proprietary technologies, development expertise and research infrastructure, we intend to continue to develop and expand our product pipeline. We expect to continue to identify product development opportunities since we believe a large number of marketed and development-stage pharmaceuticals have less than optimal safety and efficacy profiles. In 2008, our cyclobenzaprine product, Amrix ®, developed using our technologies and outlicensed to Cephalon, was featured as one of Cephalon’s top new marketed products. In 2009, our lamotrigine formulation, Lamictal® ODT, developed using our technologies and outlicensed to GSK, received FDA approval, and GSK launched the product in late June 2009. Additionally, through the application of our formulation technologies and development and manufacturing expertise, we believe ZENPEP™ has overcome a number of the challenges facing current EPI therapies and satisfied the requirements established by the FDA for such products.

•	Enter into additional development agreements with collaboration partners. We intend to continue to seek collaboration partnerships with other pharmaceutical and biopharmaceutical companies. These relationships provide us with a diversified revenue stream and facilitate expansion of our product pipeline and potential for future revenue growth. For example, we currently are collaborating with GSK to develop and manufacture formulations of some of their products. We believe we are an attractive collaborator for larger pharmaceutical companies due to our broad portfolio of proprietary technologies, our development track record and our multinational infrastructure and manufacturing capabilities.

•	Acquire additional businesses, products and technologies. In the past, we have been successful in identifying, acquiring and integrating businesses, products, and technologies based upon our regulatory, manufacturing and development expertise. Examples of our past successes include the recent acquisition of the beclomethasone dipropionate formulation from Chiesi Farmaceutici, S.p.A. in 2008; the acquisition of the SourceCF family of companies in 2007; the acquisition of certain assets from Polytech, a drug formulation company specializing in polymer-based drug conjugation, in 2002; the acquisition of Pharmatec in 2000; and the execution of an agreement with Kyowa Hakko under which we have a worldwide license to patents related to AdvaTab ® ODT technology. We intend to continue pursuing assets that would further our research and development capabilities, expand our product pipeline, and accelerate the expansion of our specialty sales and marketing organization.

     Corporate Information
     We are a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984. We were established as a company independent of American Home Products, now Wyeth, in 1999 when affiliates of Warburg Pincus LLC and Gearoid Faherty, our Chief Executive Officer, acquired the drug delivery business. We converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006. In May 2007, we completed an initial public offering of our ordinary shares in the United States and our ordinary shares began trading on the NASDAQ Global Market. Our principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the United States, Italy, France and Ireland. Our website address is www.eurand.com. The information on our website is not incorporated into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

RISK FACTORS
     You should carefully consider the following risk factors and the section entitled “Forward-Looking Statements” before you decide to buy our ordinary shares.
     An investment in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in our Annual Report on Form 20-F, including our consolidated financial statements and the related notes appearing at the end of our Annual Report on Form 20-F, before you decide whether to buy our ordinary shares. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any of these cases, the market price of our ordinary shares could decline, and you may lose all or part of the money you paid to buy our ordinary shares.
Risks Related to Our Financial Condition
We have a history of net losses, and we might not achieve or maintain profitability.
     Except for a net income in 2008 of €13.6 million (or $19.1 million), due to the recognition of a gain on settlement of litigation of €24.4 million (or $34.2 million) which is not expected to recur, we have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of June 30, 2009, we had an accumulated deficit of €40.0 million (or $56.0 million). Our net income (losses) were approximately €(5.0) million (or $(7.0) million), €(6.7) million (or $(9.4) million) and €13.6 million (or $19.1 million), in 2006, 2007 and 2008, respectively. Our net loss was approximately €1.6 million (or $2.2 million) for the six months ended June 30, 2009. In addition, we have made, and expect to continue to make, investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure. We expect to incur increased expenses for at least the next year as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and establish or acquire a specialty sales and marketing organization in the United States to launch our recently approved product, ZENPEP™.
     The commercial launch of ZENPEP™ in the United States is planned for the fourth quarter of 2009, but we expect a several-month ramp-up period and expect that associated expenses will precede revenues generated by the increased spending. We do not expect to recognize substantial revenues until 2010. If our launch of ZENPEP™ is not successful, either because of competition from other PEPs, an inability to build market share, increased selling or other expenses, or other difficulties, we may not generate sufficient revenues from ZENPEP™ to reach profitability.
     Even if developing and commercializing one or more of our product candidates is successful, we may not be able to achieve or maintain profitability. Whether we maintain our operating profitability and achieve profitability in the future will depend on our ability to generate revenues that exceed our expenses. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve profitability, the market value of our ordinary shares may decline and you could lose all or part of your investment.
Risks Related to ZENPEP™
We currently have limited internal sales and marketing capabilities. If we are unable to develop our sales and marketing capabilities on our own, or through contract sales forces or acquisition, we will not be able to fully exploit the commercial potential for ZENPEP™ in the United States.
     We have limited sales and marketing experience in the United States. We anticipate continuing to make significant expenditures to grow our sales force to sell ZENPEP™ in EPI and expand our marketing capabilities. In order to successfully exploit ZENPEP™‘s commercial potential, we must successfully market and sell the product and establish or develop the needed third party contracts to market and distribute the product in the United States. Any failure or extended delay in the expansion of our sales and marketing capabilities or inability to effectively operate in the marketplace could adversely impact the commercialization of ZENPEP™ and there can be no assurance that our marketing efforts will generate significant revenues.
     We currently do not intend to sell ZENPEP™ outside of the United States. Therefore, we must enter into arrangements with third parties to perform these services outside of the United States. We may not be able to effectuate these agreements.

     Events or factors that may inhibit or hinder our ZENPEP™ commercialization efforts include:
•	developing our own commercial team will be expensive and time-consuming, could delay product launch, or result in high cash burn or reduced profitability;

•	failure to acquire sufficient or suitable personnel to establish, oversee, or implement an effective launch plan;

•	failure to recruit, train, oversee and retain adequate numbers of effective sales and marketing personnel;

•	failure to acquire sales personnel that can effectively obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	unforeseen costs and expenses associated with creating or acquiring and sustaining an independent sales and marketing organization;

•	incurrence of costs in advance of anticipated revenues and subsequent failure to generate sufficient revenue to offset additional costs; and

•	failure to understand the nature or needs of the market.
PEPs are lifesaving drugs. The FDA may not remove existing unapproved PEPs from the market in April 2010 even if they have not been FDA-approved. This would increase the level of competition in the PEP market.
     Existing products to treat exocrine pancreatic insufficiency have been marketed in the United States since before the passage of the Federal Food, Drug, and Cosmetic Act, or FDCA, in 1938 and, consequently, there are currently marketed PEPs that have not been approved by the FDA. In 1995, the FDA issued a final rule requiring that these PEPs be marketed by prescription only, and, in April 2004, the FDA mandated that all manufacturers of EPI drug products file an NDA and receive approval for their products by April 2008 or be subject to regulatory action. In October 2007, the FDA published a notice in the Federal Register extending the deadline within which to obtain marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were (a) marketing unapproved pancreatic enzyme products as of April 28, 2004, (b) submitted NDAs on or before April 28, 2009 and (c) who continue diligent pursuit of regulatory approval.
     Despite the FDA’s announcement, its position is non-binding, and the agency may not pursue regulatory action against companies that fail to meet any applicable deadline. If the FDA does not enforce its stated positions by the applicable deadline, the level of competition that ZENPEP™ will face will be significantly greater than we anticipate. In addition, the FDA could change its position or suspend enforcement again as it did in October 2007.
     Although we anticipate, based on the FDA’s announced position, a reduction in the number of marketed products aimed at the treatment of exocrine pancreatic insufficiency, this decline in competition may not occur. The fact that PEPs are lifesaving drugs may influence the FDA’s action for any of our competitors’ product candidates, particularly if it would result in two or fewer products on the market for the treatment of exocrine pancreatic insufficiency.
     The level of competition that ZENPEP™ will face from these products in the United States will depend on whether and how many manufacturers of these products maintain them on the market after the applicable date, when and whether the FDA requests the withdrawal of unapproved products or simply addresses the manufacture, and whether manufacturers obtain approval for their NDAs by the deadline set by the FDA and, if they are unable to do so, whether the FDA takes regulatory action against these manufacturers if they do not exit the market and the nature of any such action, as the FDA did in 2007.
ZENPEP™ will compete with currently marketed products for exocrine pancreatic insufficiency, to the extent such products are either approved or permitted to remain on the market, and our competitors may have more resources available to them than us.
     ZENPEP™ will compete with currently marketed products for exocrine pancreatic insufficiency. This competition could affect the market acceptance of ZENPEP™ or require us to lower the price of ZENPEP™, which would negatively impact our margin and our ability to achieve profitability. Other companies with existing PEPs include Solvay Pharmaceuticals or Solvay; Axcan Pharmaceuticals, or Axcan, whose coated product, i.e. a product that has been coated to protect the enzymes from degradation resulting from acids in the stomach, has been licensed from us; and McNeil Consumer Specialty, a subsidiary of Johnson & Johnson. In addition, we understand that other commercial entities have or have had synthetic product candidates in clinical development that could compete with ZENPEP™. These and other companies may have greater resources available than we do to support their products.

     Solvay announced approval in May 2009 for its reformulated PEP, Creon®. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA. Axcan has not yet received approval for its Ultrase NDA and we are unable to predict whether Axcan will receive approval. The Ultrase product which is currently marketed and awaiting approval has been licensed to Axcan by us. We receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product. The Creon and Ultrase products compete with ZENPEP™.
If we or our collaboration partners outside of the United States are unable to commercialize ZENPEP™ or experience significant delays in doing so, our growth prospects will be materially harmed.
     We have invested significant time and financial resources in the development of ZENPEP™. We currently intend to out-license commercial rights to ZENPEP™ outside the United States, including Europe and Asia. Our ability, or that of our collaboration partners, to successfully develop and commercialize ZENPEP™ will depend on numerous factors, including:
•	our ability to find commercial partners with the appropriate resources to efficiently commercialize the product and enter into agreements on commercially reasonable or commercially viable terms and conditions;

•	our ability to coordinate global regulatory approval for the product in a consistent and effective manner;

•	successfully completing any trials and tests required by applicable regulatory authorities;

•	receiving marketing approvals from applicable regulatory authorities;

•	continued operation of our manufacturing facilities, and our raw material suppliers, in compliance with current good manufacturing practice regulations, or cGMP;

•	establishing favorable pricing from regulatory authorities outside of the United States; and

•	obtaining commercial acceptance of ZENPEP™ from the medical community and third-party payors.
     Any of the foregoing factors would cause us or our licensees to be unable to commercialize ZENPEP™ in the timeframe anticipated or at all. Any such delay or failure would cause our product revenues to suffer.
Even though ZENPEP™ has received regulatory approval for marketing in the United States, and we have met significant milestones necessary to achieve marketing authorization in several venues, we may not succeed in obtaining regulatory approval for ZENPEP™ from other regulatory agencies. Without regulatory approval from other regulatory agencies, we will be unable to commercialize ZENPEP™ to its full potential and our growth prospects will be materially impaired.
     ZENPEP™ is subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. For example, to obtain regulatory approval for our lead product, ZENPEP™, a new porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency, or EPI, clinical trials must demonstrate that our product is safe and effective for use in humans.
     We evaluated ZENPEP™ in patients suffering from EPI secondary to Cystic Fibrosis in two Phase III clinical trials. Our pivotal Phase III clinical trial was completed in November 2006 and evaluated ZENPEP™ in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated ZENPEP™ in patients between the ages of one and seven. At the FDA’s request, we completed a bioavailability study, the results of which were included in the submission of our NDA for ZENPEP™.
     With regard to our U.S. regulatory submissions, we completed the rolling submission of our NDA for ZENPEP™ in December 2007 and the NDA filing was accepted and granted priority review in February 2008. In June 2008 we received an approvable letter from the FDA. We and our raw material supplier, Nordmark Arzneimittel GmbH & Co., responded to the deficiencies identified in the letter in late 2008. We received a complete response letter in January 2009 and were issued a late second quarter 2009 PDUFA date. In June 2009, the FDA notified us that it had extended the June 2009 PDUFA date by three months. On August 27, 2009, the FDA approved ZENPEP™ for sale in the United States for the treatment of EPI.

     With regard to our European regulatory submissions, we filed with the Pediatric Committee, or PDCO, our Pediatric Investigational Plan, or PIP, for ZENPEP™ in June 2008 and the PIP was validated in July 2008. In September 2008 we received the PDCO Summary Report with the Request for Modification. We responded to the Request for Modification in March 2009, and we have scheduled a meeting with EMEA for late 2009 to discuss our submission. Satisfaction of regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. Even though we have completed two Phase III clinical trials with respect to ZENPEP™, we may never succeed in obtaining approval from the EMEA or any other applicable regulatory authority. Furthermore, since we currently intend to market directly ZENPEP™ in the United States and to out-license commercial rights to ZENPEP™ in many jurisdictions outside the United States, we must obtain regulatory approval in each of such jurisdictions, in addition to the approval we already obtained in the United States, which vary in their approval procedures, requirements and review. ZENPEP™ may fail to receive and maintain regulatory approval in certain jurisdictions for many reasons, including:
•	our failure to demonstrate to the satisfaction of the EMEA or any other applicable regulatory authority that ZENPEP™ is safe and effective for a particular indication;

•	our inability to demonstrate that the benefits of ZENPEP™ outweigh its risks;

•	disagreement of the EMEA or any other applicable regulatory authorities with the manner in which we interpret the results from clinical trials;

•	failure of the EMEA or any other applicable regulatory authorities to approve our manufacturing processes or facilities; and

•	a change in the approval policies or regulations of the EMEA or any other applicable regulatory authority, or a change in the laws governing the approval process.
If we are unable to obtain adequate reimbursement for ZENPEP™ from government health administration authorities, private health insurers and other organizations, ZENPEP™ may be too costly for regular use and our ability to generate revenues would be harmed.
     ZENPEP™ was only recently approved by the FDA, and accordingly, we do not have established insurance coverage or third-party reimbursement policies for ZENPEP ™. Our future revenues and profitability will be adversely affected if governmental, private third-party payors and other third-party payors, including Medicare and Medicaid, do not sufficiently defray the cost of ZENPEP™ to the consumer. If these entities do not provide coverage and reimbursement for ZENPEP™ or determine to provide an insufficient level of coverage and reimbursement, ZENPEP™ may be too costly for general use, and physicians may not prescribe it. Many third-party payors cover only selected drugs, making drugs that are not preferred by such payor more expensive for patients, and often require prior authorization or failure on another type of treatment before covering a particular drug.
     In addition to potential restrictions on coverage, the amount of reimbursement for our products may adversely affect results of operations. In the United States and elsewhere, there have been, and we expect there will continue to be, actions and proposals to control and reduce healthcare costs. Government and other third-party payors are challenging the prices charged for healthcare products and increasingly limiting and attempting to limit both coverage and level of reimbursement for prescription drugs.
     If adequate coverage and reimbursement by third-party payors is not available, our ability to successfully commercialize ZENPEP™ may be adversely impacted. Prior to establishing pricing and reimbursement arrangements, we intend to deploy marketing strategies designed to make ZENPEP™ affordable for patients. In the event we are not able to successfully deploy such strategies, the market share of ZENPEP™, and our revenue may suffer. Any limitation on the use of ZENPEP™ or any decrease in the price of ZENPEP™ will have a material adverse effect on our business.

Risks Related to Our Business
We depend on the success of our existing products. If we are unable to maintain our existing arrangements with our licensees or fail to establish new licensing arrangements, our business and growth prospects will suffer.
     Product sales and royalties of our top ten products accounted for approximately 69%, 68% and 67% of our total revenue in 2006, 2007 and 2008, respectively, and 71% for the six months ended June 30, 2009. We depend on our arrangements with licensees and marketing collaborators to sell the majority of our products. If our licensees or marketing collaborators discontinue sales of our products, seek alternative or additional suppliers for the same or similar products or fail to satisfy their obligations under their agreements with us, or we are unable to establish new licensee and marketing relationships, our growth prospects would be materially harmed. For example, in 2006, a large customer for one of our cardiovascular products brought in a second supplier of the product, reducing their purchases from us by approximately €2.0 million (or $2.8 million). In addition, if our licensees and marketing collaborators do not manage their inventory levels successfully, it could negatively impact our business and increase the volatility of our operating results. For example, in 2004, one of our major customers built up inventory levels of a product we supply to them; accordingly, their purchases in 2005 were substantially less than anticipated.
     In addition, we may develop a proprietary product that competes directly with products that we currently supply to our existing licensees. This may have an adverse effect on our relationship with our licensees. For example, ZENPEP™ competes directly with existing PEPs that we supply to Axcan in the United States. Alternatively, a licensee could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our arrangement that could affect such licensee’s ability to perform its obligations under their agreement with us. The loss of licensees could materially adversely affect our business and financial condition.
Disputes may arise involving the contractual obligations of our customers, licensees or marketing collaborators to purchase our products or pay royalties on the sale of our products, and such disputes, if not resolved in our favor, could result in decreased revenues and material harm to our business.
     Disputes may arise between us and a customer, licensee or marketing collaborator and may involve the issue of the obligation of the customer, licensee or marketing collaborator to continue to purchase our products and pay royalties on the sale of our products. Such a dispute could result in expensive arbitration or litigation, which may not be resolved in our favor.
We have a few key suppliers and the loss of one of these suppliers could interrupt the manufacturing of one or more of our products. Some of such suppliers are our sole source for key materials.
     The FDA, EMEA and other applicable regulatory agencies each require us to identify to them any supplier of materials used in our products. We currently have a non-exclusive supply agreement with Nordmark Arzneimittel GmbH & Co, or Nordmark, under which Nordmark manufactures and supplies us with the pancreatin used in our ZENPEP™ formulation. Nordmark is currently our sole source for the pancreatin used in ZENPEP. We also rely on a sole source for two coating materials, Ethocel and Shellac, used in our Diffucaps and Microcaps technologies. We have short term contractual agreements with these sole source suppliers. In the event that we are unable to obtain these materials from our current suppliers on acceptable terms, and are required to replace these products with alternatives, if such exist, the FDA or the EMEA may require additional testing and prior review and approval before they permit us to use the new supplier. It would typically take one year to identify and approve a new supplier. The loss of one of our current suppliers or any significant decrease or interruption in supply could interrupt the manufacture of our products. Furthermore, the FDA or the EMEA could extend these delays in situations where it requires approval of an alternative supplier. The loss of one of these sole suppliers could have a material adverse effect on our business.
Any difficulties with, or interruptions of, our manufacturing could delay our output of products and harm our relationships with our collaborators. If we are unable to continue to manufacture our existing products, our results of operations and future prospects will suffer.
     Any difficulties with or interruptions of our manufacturing could delay our output of products and harm our relationships with our collaborators. We manufacture most of our products at our facilities in Milan, Italy and Dayton, Ohio. Due to regulatory and technical requirements, we have limited ability to shift production among our facilities or to outsource any part of our manufacturing to third parties. Damage to any of our manufacturing facilities caused by human error, physical or electronic security breaches, power loss or other failures or circumstances beyond our control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble or shortage, or inability to obtain material, equipment or transportation, could interrupt or delay our manufacturing or other operations. Furthermore, all of our employees in Europe, except our

Chief Executive Officer, are subject to collective bargaining agreements, and national labor disputes could result in a work stoppage or strike by employees that could delay or interrupt our output of products. Due to the nature of these collective bargaining agreements, we have no control over such work stoppages or strikes by our employees in Europe, and a strike may occur even if our employees do not have any grievances against us. Any interruption in manufacturing, whether due to limitations in manufacturing capacity or arising from factors outside our control, could result in delays in meeting contractual obligations and could have a material adverse effect on our relationships with our collaborators and on our revenues.
     The FDA, the EMEA and other applicable authorities periodically inspect our facilities to ensure compliance with various regulations, including those relating to current good manufacturing practice, or cGMP. In addition, the U.S. Drug Enforcement Agency, or DEA, applicable E.U. authorities and other applicable regulatory authorities must approve our facilities and processes for handling controlled substances. Those agencies may monitor our use of controlled substances and we may be subject to inspections evaluating our compliance with the use and handling of controlled substances. Our failure to comply with such requirements and standards of these agencies could result in the suspension of our manufacturing or closure of our facilities, which could have a material adverse effect on our business.
Development of pharmaceutical products is expensive, time-consuming and subject to uncertainties, and we may not realize a return on our investment in product development for a significant period of time, if at all.
     Developing pharmaceutical products is expensive, and there is typically a significant amount of time prior to realizing a return on an investment in product development, if a return is realized at all. In 2006, 2007 and 2008, our research and development expenses were €16.3 million (or $22.8 million), or approximately 20% of our revenues, €17.1 million (or $24.0 million), or approximately 20% of our revenues, and €20.3 million (or $28.4 million), or approximately 21% of our revenues, respectively. For the six months ended June 30, 2009, our research and development expenses were €11.7 million (or $16.4 million), or approximately 19.6% of our revenues.
     To obtain regulatory approval for the sale of any product candidates, extensive clinical trials must demonstrate that our products are safe and effective for use in humans. Clinical trial costs are included in our research and development expenses and may take years to complete. We cannot be sure that we or our collaboration partners will complete clinical testing within the time we anticipate or that we or they will be able to do so without requiring significant resources or expertise in excess of what we anticipate. Completion of clinical trials depends on various factors, including the indication and size of the patient population and its proximity to clinical sites, the nature of the clinical protocol, the eligibility of the criteria for trial, competition for trial patients, availability of sufficient quantities of a product candidate, the assistance of third parties, regulatory compliance and adequate financial resources.
     Our future plans include significant investments in research and development, including clinical trials, and related product opportunities. We believe that we must continue to dedicate a significant amount of financial and operational resources to our research and development efforts to grow our business and maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.
We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may perform in an unsatisfactory manner, such as by failing to meet established deadlines for the completion of such trials.
     We rely in large part on third parties such as contract research organizations, or CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. For example, we used CROs to monitor, supervise and compile data on our two Phase III clinical trials for ZENPEP™. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP, and the investigational plan and protocols contained in the relevant regulatory application, such as the investigational new drug application. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or prevented.

There is a high risk that our product candidates will not have successful clinical trial results and will not advance to the regulatory approval stage.
     We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, the EMEA, or other applicable regulatory authorities, in adequate, well-designed and properly conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure or delay of one or more of our or our collaborators’ clinical trials may occur at any stage of testing. Historically, favorable results from preclinical studies and early clinical trials have often not been confirmed in later clinical trials. Many companies in the pharmaceutical industry have experienced significant setbacks in advanced clinical trials or during the regulatory approval process, despite promising results. The effects of our product candidates may be different than expected or may include undesirable side effects that delay, extend or preclude regulatory approval or limit their commercial use if approved.
     A number of events or factors, including any of the following, could delay the completion of our and our collaborators’ ongoing and planned clinical trials and negatively impact our ability to market and sell, a particular product or product candidate, including the recently approved ZENPEP™:
•	conditions imposed on us or our collaborators by the FDA, the EMEA or other applicable regulatory authorities, regarding the scope or design of our clinical trials;

•	the results of clinical trials may not meet the level of statistical significance required for approval by the FDA, the EMEA or other applicable regulatory authorities;

•	the FDA, the EMEA or other applicable regulatory authorities may require additional or expanded trials;

•	delays in obtaining, or the inability to obtain or maintain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

•	difficulties in manufacturing the product;

•	difficulties enrolling subjects and high drop-out rates of subjects in our or our collaborators’ clinical trials;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

•	serious or unexpected drug-related side effects experienced by subjects in clinical trials; or

•	failure of our third-party contractors or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.
     Our clinical trials may not begin as planned, may need to be redesigned, and may not be completed on schedule, if at all. Delays in our clinical trials may result in increased development costs for our product candidates, which would cause the market price of our shares to decline and limit our ability to obtain additional financing. In addition, if one or more of our clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced.
Even if we complete our clinical trials, we may never succeed in obtaining regulatory approval for any of our product candidates. Without regulatory approval, we will be unable to commercialize our product candidates, and our growth prospects will be materially impaired.
     All of our product candidates must successfully complete development and gain regulatory approval before we or our collaborators can market them. Of the large number of products in development, only a small percentage result in the submission of a new drug application, or NDA, to the FDA or EMEA, and even fewer are approved for commercialization.

     If the safety and efficacy of our product candidates is not demonstrated, the required regulatory approvals to commercialize these product candidates will not be obtained. Any product candidate that we or our collaborators seek to commercialize is subject to extensive regulation by the FDA, EMEA and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. In the United States and in many other jurisdictions, rigorous preclinical studies and clinical trials and an extensive regulatory review process must be successfully completed before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.
     The time required to obtain approval by the FDA, the EMEA or other applicable regulatory authorities is unpredictable but typically it takes many years following the commencement of clinical trials, depending upon numerous factors, including the complexity of the product candidate. Our product candidates may fail to receive regulatory approval for many reasons, including:
•	the failure to demonstrate to the satisfaction of the FDA, the EMEA or other applicable regulatory authorities that a product candidate is safe and effective for a particular indication;

•	the inability to demonstrate that a product candidate’s benefits outweigh its risks;

•	the inability to demonstrate that the product candidate presents an advantage over existing products;

•	disagreement of the FDA, the EMEA or other applicable regulatory authorities with the manner in which the results from preclinical studies or clinical trials are interpreted;

•	failure of the FDA, the EMEA or other applicable regulatory authorities to approve the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	a change in the approval policies or regulations of the FDA, the EMEA or other applicable regulatory authorities, or a change in the laws governing the approval process.
     The FDA, or the EMEA or other applicable regulatory authorities, might decide that our findings are insufficient for approval and thus might require additional clinical trials or other studies. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them. Furthermore, since we intend for our products to be commercialized in many jurisdictions, regulatory approval in each such jurisdiction must be obtained. The approval procedures vary among countries and can involve additional and costly preclinical studies and clinical testing and review. The time required to obtain approval in various jurisdictions may differ from that required to obtain FDA or EMEA approval, and approval by one regulatory authority, such as the FDA or EMEA, does not ensure approval by regulatory authorities elsewhere. The failure to obtain these approvals could harm our business and result in decreased revenues from lost sales, milestone payments or royalties in our co-development agreements.
     Regulatory approval of a product candidate is limited to specific uses identified in the approval. Certain material changes to an approved product, such as manufacturing changes or additional label claims, are subject to further regulatory review and approval. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval, and any governmental approval can be withdrawn. Any problems with an approved drug or any violation of regulations could result in restrictions on the drug, including withdrawal from the market. In particular, drug manufacturers are subject to strict requirements governing their manufacturing practices and regular inspections to assess compliance with these and other requirements. Failure to comply with governmental requirements could lead to sanctions.
     Regulatory approval of a product candidate in any jurisdiction is unpredictable. Despite guidance from the FDA, EMEA or other applicable regulatory agencies, there is no guarantee of obtaining approval. In addition, standards enunciated by regulatory agencies are constantly subject to change as a result of factors outside of our control. Our growth prospects will be materially impaired as a result of any delay in, or failure to receive, required regulatory approval for some or all of our product candidates.

Failure to obtain regulatory approval for our products in our markets and to retain approvals already granted will prevent us from marketing or licensing our products in these markets.
     Sales of our products outside the United States and any of our product candidates that are commercialized are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our products and product candidates in markets outside the United States will be subject to regulatory clearances in those jurisdictions.
     Approval and other regulatory requirements vary by jurisdiction and may differ from the U.S. requirements. We may be required to perform additional preclinical or clinical studies even if FDA approval has been obtained. In addition, failures in European preclinical or clinical studies could impact our filings in the United States. Many countries also impose product standards, packaging and labeling requirements and import restrictions on our products. The approval by government authorities outside of the United States is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.
     In addition, changes in regulatory requirements can affect the commercial success of our existing products. For example, we are currently the exclusive supplier of coated PEPs to Axcan and X-Gen Pharmaceuticals (our current distributor of the product formerly marketed as Lipram®) in the United States. In 2008, revenues from these products in the United States accounted for 24% of our total revenues. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. In addition, the FDA has indicated that it will continue to exercise enforcement discretion with respect to unapproved pancreatic enzyme drug products until April 2010, if the manufacturers have INDs on active status on or before April 2008, and have submitted NDAs on or before April 2009. We are unable to predict whether Axcan will receive approval of a NDA for their products by the deadline set by the FDA. Axcan has filed a NDA with the FDA in respect of the PEP we supply to them and, if such product is approved for sale in the United States, we would supply such product to them. If Axcan is unable to meet the FDA’s requirements by the applicable deadline, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to these companies in the United States.
Even if our product candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.
     Even if our product candidates are approved for commercialization, or our products do not require approval for commercialization, they may not become commercially viable products. For example, even if we or our collaborators receive regulatory approval to market a commercial product, any such approval may be subject to limitations on the indicated uses for which we or our collaborators may market the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market and not result in product sales. A product or product candidate may not result in commercial success for various reasons, including:
•	difficulty in large-scale manufacturing;

•	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•	insufficient or unfavorable levels of coverage or reimbursement from government or third-party payors;

•	infringement on proprietary rights of others for which we have not received licenses;

•	incompatibility with other drugs;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	lack of cost-effectiveness; and

•	timing of market introduction of competitive products.

     If we are unable to develop commercially viable products, our business, results of operations and financial condition will be adversely affected.
Our existing products and our product candidates, if they receive regulatory approval for marketing, remain subject to ongoing regulatory requirements and, if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.
     After receipt of initial regulatory approval, each of our products remains subject to extensive post-approval regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record-keeping. Furthermore, if we receive regulatory approval to market a particular product candidate, the product will also remain subject to the same extensive regulatory requirements. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses and render the approved product candidate not commercially viable. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of such approved product or its withdrawal from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we or our collaborators fail to comply with the regulatory requirements of the FDA, the EMEA and other applicable regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:
•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters and untitled letters;

•	civil penalties and criminal prosecutions and penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or of supplements to approved applications.
     If we or our collaborators are slow or unable to adapt to changes in existing regulatory requirements or the promulgation of new regulatory requirements or policies, we or our collaborators or licensees may lose marketing approval for our products, resulting in decreased revenue from milestone payments, product sales or royalties and may potentially impact our ability to conduct business in the future.

If we fail to comply with the laws governing the marketing and sale of our products, regulatory agencies may take action against us, which could significantly harm our business.
     As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In particular, there are many federal, state and local laws that we need to comply with now that we are engaged in the marketing, promoting, distribution and sale of pharmaceutical products. The FDA extensively regulates, among other things, promotions and advertising of prescription drugs. In addition, the marketing and sale of prescription drugs must comply with the Federal fraud and abuse laws, which are enforced by the Office of the Inspector General of the Division, or OIG, of the Department of Health and Human Services. These laws make it illegal for anyone to give or receive anything of value in exchange for a referral for a product or service that is paid for, in whole or in part, by any federal health program. The federal government can pursue fines and penalties under the Federal False Claims Act which makes it illegal to file, or induce or assist another person in filing, a fraudulent claim for payment to any governmental agency.
     Because, as part of our commercialization efforts, we provide physicians with samples we must comply with the Prescription Drug Marketing Act, or PDMA, which governs the distribution of prescription drug samples to healthcare practitioners. Among other things, the PDMA prohibits the sale, purchase or trade of prescription drug samples. It also sets out record keeping and other requirements for distributing samples to licensed healthcare providers.
     In addition, we must comply with the body of laws comprised of the Medicaid Rebate Program, the Veterans’ Health Care Act of 1992 and the Deficit Reduction Act of 2005. This body of law governs product pricing for government reimbursement and sets forth detailed formulas for how we must calculate and report the pricing of our products so as to ensure that the federally funded programs will get the best price.
     Moreover, many states have enacted laws dealing with fraud and abuse, false claims, the distribution of prescription drug, drug samples and gifts, and the calculation of best price. These laws typically mirror the federal laws but in some cases, the state laws are more stringent than the federal laws and often differ from state to state, making compliance more difficult. We expect more states to enact similar laws, thus increasing the number and complexity of requirements with which we would need to comply.
     Compliance with this body of laws is complicated, time consuming and expensive. We are a relatively small company that only recently began directly commercializing pharmaceutical products. As such, we have very limited experience in developing and managing, and training our employees regarding, a comprehensive healthcare compliance program. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Failure to comply with all potentially applicable laws and regulations could lead to penalties such as the imposition of significant fines, debarment from participating in drug development and marketing and the exclusion from government-funded healthcare programs. The imposition of one or more of these penalties could adversely affect our revenues and our ability to conduct our business as planned.
     In addition, the Federal False Claims Act, which allows any person to bring suit alleging the submission or the causing of submission of false or fraudulent claims for payment under federal programs and other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like us may have to defend a false claim action. We could also become subject to similar false claims litigation under state statutes. If we are unsuccessful in defending any such action, such action may have a material adverse effect on our business, financial condition and results of operations.
Rapid technological change could make our products, product candidates or technologies obsolete.
     Pharmaceutical technologies and products are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and pharmaceutical technologies uncompetitive or obsolete. The products and technologies of our competitors may be more effective than the products, product candidates and technologies developed by us. As a result, our products and product candidates may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized product. We are aware of other pharmaceutical companies that are developing competing technologies, which could render ZENPEP™ obsolete. For example, other pharmaceutical companies, including Biovitrum, Meristem and Solvay, have or had been developing microbial or synthetic enzyme products for the treatment of EPI. Altus announced in a November 2006 press release that it planned to initiate a Phase III clinical trial for its PEP in the second quarter of 2007. In late 2008, Altus announced it was suspending development of its synthetic enzyme product for the treatment of EPI. Biovitrum announced in its full year report for 2006 that its PEP was in Phase II. Meristem announced on its website that the Phase I safety study and two Phase II studies for its PEP were complete and that the product was currently undergoing formulation optimization testing. If successful, such competing products could limit the potential success of ZENPEP™, and our growth prospects will be materially impaired.

We depend on our senior management and other key personnel to manage the growth of our business, and if we fail to attract and retain additional key personnel, we may not be able to expand our business or manage our growth effectively.
     Our success depends significantly upon the continued service and performance of our senior management and other key personnel. High demand exists for senior management and other key personnel in the pharmaceutical industry. The loss of any of these people may negatively impact our ability to manage our company effectively and to carry out our business plan. In particular, we rely on the contributions of our senior management team, which consists of Gearóid Faherty, our Chief Executive Officer and Chairman, Mario Crovetto, our Chief Financial Officer, John Fraher, our Chief Commercial Officer, and Manya S. Deehr, our Chief Legal Officer and Corporate Secretary, and their continued service is critical to our success. Our senior management team is responsible for the development and implementation of our business strategy. Other key personnel include Michael Walters, Executive Vice President, Ruth Thieroff-Ekerdt, M.D., Chief Medical Officer and Robert Becker, M.D., Chief Research Officer. The loss of service of any member of our senior management team or key personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates. Of our senior management team, only Mr. Faherty and Mr. Walters have employment agreements. Notwithstanding his employment agreement, Mr. Faherty may resign at any time.
     As we advance our product candidates through clinical trials to commercialization, we will need to expand our marketing and sales capabilities. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.
     In addition, our growth and success depend on our ability to attract and retain additional highly qualified scientific, technical, clinical, sales, managerial and finance personnel. Intense competition exists among other companies and research and academic institutions for qualified personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products.
The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects.
     We frequently enter into co-development agreements to create relationships for the purpose of exploring development opportunities with collaboration partners. In 2008, we entered into six co-development agreements with various collaborators and we continue to negotiate additional co-development agreements. In general, our co-development agreements involve feasibility studies and early-stage development activities whereby we receive an hourly service fee for research and development and, in some instances, may receive additional milestone payments based on the achievement of certain development goals within specified timeframes. Accordingly, our receipt of revenue in a given period during the development phase is dictated in part by the speed at which development goals are met and the time and resources that a collaboration partner wishes to dedicate to development in such period. In some instances, we and our collaboration partner decide to negotiate and include provisions in a co-development agreement that will govern our relationship from development through commercialization. In other instances, we and our collaboration partner elect to define our relationship for the development phases and, if development is promising, may elect to enter into a subsequent agreement that further defines our relationship for subsequent periods of a product’s or product candidate’s life. The likelihood of completing development or progressing past development is highly uncertain notwithstanding the inclusion of provisions that govern the relationship through commercialization. Thus, the existence of such provisions, which could provide for the payment of royalties and sales milestones based on the success of the product, is not indicative of the likelihood that we will receive such payments. We believe we are not substantially dependent on any of our co-development agreements individually; however, the maintenance of such relationships is important to our growth prospects because of the potential that a co-development relationship could evolve into a licensing and supply relationship that could generate significant revenue from licensing fees, product sales, sales milestone payments and/or royalties.
     Our obligations under our co-development agreements can include performance of development activities, such as feasibility studies, formulation optimization, stability testing and scale-up of the manufacturing process, supply of the product to the collaborator for clinical testing, assistance in the preparation of regulatory filings by our collaborator and supply of the product for sale by our collaborator. If we fail to meet certain of these obligations, we may lose our rights to certain development fees and future royalty and milestone payments, and our collaboration partners may have the right to terminate the agreement. In addition, many of our agreements allow for the collaboration partner to terminate the agreement with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. We have completed work under some of these agreements without developing a commercial product and, based on past experience, it is likely that a number of these agreements will not progress to the stage where the product is actually commercialized. In addition, even if our collaborators choose not to terminate an agreement, the risk still remains that the collaborator could decide not to launch a particular product. The loss of a collaboration partner as a result of either our failure to meet our obligations or early termination by the collaboration partner could affect our results of operations and future growth prospects.
     Furthermore, our success is in part based upon a reputation that we are an attractive collaborator for leading pharmaceutical companies seeking to enhance existing products or to develop new products. For example, two of our co-development products, EUR-1048 and EUR-1000, are being developed in collaboration with GlaxoSmithKline, or GSK (acquired Reliant Pharmaceuticals in December 2007), and Amrix is being commercialized in collaboration with Cephalon, Inc. (acquired Amrix from ECR Pharmaceuticals in August 2007). If we fail to meet our obligations under these and other existing co-development agreements, we may diminish our reputation and decrease our potential future co-development opportunities.
If we are not successful in establishing and maintaining additional co-development relationships, our growth prospects will be materially harmed.
     An important element of our business strategy is to establish co-development relationships with third parties to co-develop particular products or to accelerate the development of some of our early-stage product candidates. The process of establishing new co-development relationships is difficult, time-consuming and involves significant uncertainty. We face, and will continue to face, significant competition in seeking appropriate collaboration partners. Moreover, if we do establish co-development relationships, our collaborators may fail to fulfill their responsibilities or may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. In many cases, our collaborators may terminate their relationships with us with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. If we are unable to establish and maintain co-development arrangements on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, seek regulatory approval or undertake commercialization activities at our own expense or find alternative sources of funding, and our growth prospects will be materially harmed.
We rely on our collaboration partners and licensees to successfully commercialize products using certain of our technologies, and we cannot control the actions of such collaborators and licensees. If we, our collaboration partners or licensees are unable to commercialize our co-development product candidates or if we, our collaboration partners or licensees experience significant delays in such commercialization, our growth prospects will be materially harmed.
     Our arrangements with collaboration partners and licensees are critical to our success in bringing certain of our products and product candidates to market. In particular, we have invested and expect to continue investing significant time and financial resources in the development of our co-development products. We depend on our collaboration partners to conduct preclinical studies and clinical trials, as may be necessary, and to provide funding for our development of these product candidates. Furthermore, in most instances we rely on collaborators to commercialize our co-development products. If we or a significant number of our collaborators are unable to commercialize our co-development products or experience significant delays in such commercialization, our growth prospects will be materially harmed. The successful commercialization of a product or product candidate will depend on numerous events or factors, including:
•	successfully completing preclinical studies and clinical trials and any additional trials and tests required by the FDA, the EMEA or other applicable regulatory authorities;

•	receiving marketing approvals, to the extent required, from the FDA, the EMEA or other applicable regulatory authorities; and

•	obtaining commercial acceptance, if approved, from the medical community and third-party payors.
     We cannot control our collaborators’ or licensees’ performance or the resources they devote to our projects, and some of our collaborators can terminate their agreements with us for no reason and on limited notice. If a collaborator fails to perform as expected, we may have to use funds, personnel, laboratories and other resources that we have not budgeted for, or we may not be able to continue the particular project affected.

     We generally expect a number of the new co-development agreements we enter into to terminate without significant development activity. A collaboration partner may choose to use its own or one of our competitors’ technologies to develop a way to reformulate its drug and thus withdraw its support of our product candidate. Alternatively, we may develop a proprietary product candidate that competes directly with products that we currently manufacture for a collaboration partner. In addition, a collaboration partner could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our collaboration that could jeopardize the co-development project. The loss of collaborators or projects could materially adversely affect our business, growth prospects and financial condition.
     In addition, we currently manufacture for commercial distribution a number of drugs that are the subject of NDAs that have been approved or other applicable regulatory approval held by our collaborators and licensees. We also manufacture products for distribution and sales by our collaborators and licensees that we believe are exempt from the requirements for FDA approval, generally because the FDA has determined that the product does not need such approval. We also use third-party suppliers to provide bulk active drugs used in our products. Because our customers and suppliers are also subject to FDA regulation, our continued development and manufacturing of these products depends not only on our own compliance with FDA requirements but also on the compliance of customers and suppliers over whom we have no control.
Acquisitions are part of our growth strategy, and we may fail to execute this aspect of our strategy or to successfully integrate any acquired business.
     As part of our growth strategy, we evaluate and pursue acquisitions of other businesses, technologies or products. We may not identify appropriate acquisition candidates or successfully consummate any of these acquisitions. To consummate any acquisition, we may need to incur additional debt or issue additional equity securities that dilute your interest. Depending on market conditions, we may not be able to obtain necessary financing for any acquisitions on terms acceptable to us, or at all. In addition, we may be required to pay external costs such as legal advisory, market research consultancy and due diligence fees related to our pursuit and evaluation of potential acquisitions, even if the acquisitions are never consummated. For example, in 2005 we recorded a charge of €973,000 (or $1.4 million) for such external costs related to two potential acquisitions that were not consummated.
     Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. Accounting for acquisitions can require impairment losses or restructuring charges, large write-offs of in-process research and development expenses and ongoing amortization expenses related to other intangible assets. We also may incur unexpected or contingent liabilities in connection with acquisitions. In addition, integrating acquisitions can be difficult, and could disrupt our business and divert management resources. If we are unable to manage the integration of any acquisitions successfully, our ability to develop new products and continue to expand our product pipeline may be impaired.
We are exposed to political, economic and other risks that arise from operating a multinational business.
     We have operations in several different countries. For the years ended December 31, 2006, 2007 and 2008, approximately 60%, 60% and 52% of our revenues, respectively, and for the six months ended June 30, 2009, approximately 45% of our revenues were derived from sources outside the United States. We are therefore exposed to risks inherent in international operations. These risks include, but are not limited to:
•	changes in general economic, social and political conditions;

•	adverse tax consequences;

•	the difficulty of enforcing agreements and collecting receivables through certain legal systems;

•	inadequate protection of intellectual property;

•	required compliance with a variety of laws and regulations of jurisdictions outside of the United States, including labor and tax laws;

•	customers outside of the United States may have longer payment cycles;

•	changes in laws and regulations of jurisdictions outside of the United States; and

•	terrorist acts and natural disasters.

     Our business success depends in part on our ability to anticipate and effectively manage these and other regulatory, economic, social and political risks inherent in multinational business. We cannot assure you that we will be able to effectively manage these risks or that they will not have a material adverse effect on our multinational business or on our business as a whole.
Currency exchange rate fluctuations may have a negative effect on our financial condition.
     We are exposed to fluctuations in currency from purchases of goods, services and equipment and investments in other countries and funding denominated in the currencies of other countries. In particular, we are exposed to the fluctuations in the exchange rate between the U.S. dollar and the euro. During 2008, approximately 45% of our revenues was denominated in euros, while the remainder is denominated in U.S. dollars. During the six months ended June 30, 2009, approximately 30% of our revenues was denominated in euros, while the remainder is denominated in U.S. dollars. We anticipate that the majority of revenue from commercialization of our products and product candidates will be in U.S. dollars and euros. Fluctuations in currency exchange rates may affect our results of operations and the value of our assets and revenues, and increase our liabilities and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For example, in 2008, we experienced a negative foreign exchange effect on revenues of approximately 5%. Changes in currency exchange rates may affect the relative prices at which we and our competitors sell products in the same market. Changes in the value of the relevant currencies also may affect the cost of goods, services and equipment required in our operations..
     In addition, due to the constantly changing currency exposures and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on our future results and, because we do not currently hedge fully against all currency risks and fluctuations between the U.S. dollar and the euro, such fluctuations may result in currency exchange rate losses. Fluctuations in exchange rates could result in our realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into commercial agreements. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk,” including in our annual report on Form 20-F for the year ended December 31, 2008, incorporated herein by reference.
Our competitors may develop products that are less expensive, safer or more effective than, and may diminish or prevent the commercial success of, any product candidates that we may bring to market. In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products.
     We face intense competition from pharmaceutical and biotechnology companies, including other drug formulation companies, contract research organizations, academic institutions and government agencies. Some of these competitors are also our collaboration partners.
     Our competitors may be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our product; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with ZENPEP™, EUR-1025, Amrix, co-development products, such as EUR-1047 or EUR-1000, or other products that we have developed or may in the future develop. For example, in 2007 Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates. Competing technologies include the multiple-particle systems of Watson, Biovail and Elan; the controlled-release tablet technologies of Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Abbott. The products derived from these technologies may be safer or more efficacious than our products and product candidates.
     Potential products being tested in the United States and Europe of which we are not currently aware may also compete with product candidates using our drug formulation systems. Our collaboration partners could choose a competing drug formulation system to use with their drugs instead of ours. In addition, our collaboration partners themselves face competition with other major pharmaceutical companies on products using our drug formulation technologies, which could adversely impact the potential for our technologies and co-development products, as well as our royalty revenues and business and financial condition.
     Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we have. Many of them also have more experience than we do in preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals or, as with some competitors, are already established in the market. In addition, their success in obtaining patents may make it difficult or impossible for us to compete with them.

     Major technological changes can happen quickly in the drug formulation and pharmaceutical industries. Our competitors’ development of technologically improved or different products may make our technologies and product candidates obsolete or noncompetitive.
     In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products. Some of these products may target the same diseases and conditions that are the focus of our drug development programs. For example, Axcan, whose coated PEP product has been licensed from us, has filed an NDA for the product with the FDA. If approved, Ultrase would compete with ZENPEP™.
Our revenue is currently dependent upon a small number of customers, the loss of any one of which could have a material adverse impact on our business, financial condition and results of operations.
     Our revenue is currently dependent upon a small number of customers. Our top two customers together accounted for 24%, 27% and 29% of revenues in 2006, 2007 and 2008, respectively, and 13%, 11% and 16% of the accounts receivable balance as of December 31, 2006, 2007 and 2008, respectively. Our largest customer, Axcan, accounted for 18%, 17% and 23% of revenues in 2006, 2007 and 2008, respectively, and 12%, 8% and 7% of the accounts receivable balance as of December 31, 2006, 2007 and 2008, respectively. Our second largest customer in 2006, 2007 and 2008 was Eisai, GSK and Cephalon, respectively, and each accounted for 6%, 10% and 7% of our revenues, respectively. In the six months ended June 30, 2009, our top two customers together accounted for 38% of our revenues. In the six months ended June 30, 2009, our largest customer, Axcan, and our second largest customer, Cephalon, accounted for 30% and 8% of our revenues respectively. The loss of either of our top two customers could have a material adverse effect on our business, financial condition and results of operations. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the United States. The FDA has indicated that it will require the removal from the U.S. market by April 2010 of PEPs that do not have approved NDAs under its recently published guidance. We are unable to predict whether Axcan will receive approval of a NDA for its product by the April 2010 deadline set by the FDA. If Axcan is unable to meet the FDA’s requirements by April 2010, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to this customer in the United States. Additionally, our recently approved product ZENPEP™, will compete with Axcan’s product.
Approximately 75% of employees are represented by collective bargaining or other labor agreements or arrangements, and we could face labor disruptions that would interfere with our operations.
     Approximately 75% of our employees are represented by collective bargaining or other labor agreements or arrangements that provide greater bargaining or other rights to employees than do the laws of the United States. Such employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or carrying out staff reductions. In addition, many of our employees are located in Italy and France, where national strikes occur, and our employees may strike even if they do not have a grievance against us. While we believe that our relations with our employees are satisfactory, worker disruption on a local or national level or a significant dispute with our employees could have a material adverse effect on our business, financial position, results of operations and cash flows.
Risks Related to Intellectual Property
Patent protection for our products is important and uncertain.
     Our success will depend, in part, on our ability and the ability of our licensees and collaboration partners to obtain patent protection for our technologies and product candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.
     We try to protect our proprietary position by, among other things, filing U.S., European and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our technology portfolio. Currently, our patent portfolio consists of over 300 issued patents and over 250 pending applications, and it includes patents which protect our Diffucaps ® , Microcaps ® , AdvaTab ® , Biorise ® bioavailability enhancement, and polymer conjugation technologies. In addition, we believe features of EUR-1025 and our co-development products and product candidates are specifically covered by certain patents or patent applications in our portfolio.

     Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents and the issued patents of our licensees or collaboration partners may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.
     Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and various European countries. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Additionally, the nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.
Although we have sought to supplement regulatory exclusivity with patent protection for ZENPEP™, we may not ultimately receive any issued patents or related patent rights, and in any event such patents and related patent rights will only be available after we begin to commercialize ZENPEP™ in the United States, which may expose ZENPEP™ to increased competition.
     We have filed four patent applications in the United States as well as an international application under the Patent Cooperation Treaty, or PCT, and national patent applications in Argentina, Chile and Taiwan with claims related to ZENPEP™. The PCT will provide priority for any foreign applications that we may file for these inventions. The applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We also maintain as trade secrets or know-how certain of the technology used in developing or manufacturing ZENPEP™.
     However, we may not ultimately receive any issued patents or related patent rights, and even if we do, such patent protection may not prevent our competitors from developing similar products using different processes that are not covered by such a patent or patents. The disclosure to, or independent development by, a competitor of certain trade secrets or know-how could materially adversely affect any competitive advantage we may have over any such competitor. Furthermore, we will receive any issued patents or related patent rights after we begin to commercialize ZENPEP™ in the United States. If the FDA decides to accept ANDA applications for generic PEPs or otherwise limit regulatory exclusivity for the product, the timing of any patent protection may expose ZENPEP™ to increased competition from alternative products.
If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
     We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position. For example, while we have filed for patent protection for commercial aspects of ZENPEP™ in the United States and abroad, we also currently maintain as trade secrets or know-how certain of the technology used in developing or manufacturing ZENPEP™. We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our collaboration partners, licensees, employees and consultants. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.
Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.
     The manufacture, use, offer for sale, sale or importation of our product candidates might infringe on the claims of third-party patents. A party might file an infringement action against us. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of a patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our product candidates in the event of an infringement action. At present, we are not aware of pending or threatened patent infringement actions against us.

     As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly. At present, we have not received any written demands from third parties that we take a license under their patents.
     In addition, a number of our contracts with our collaboration partners contain indemnity provisions that purport to indemnify us against any losses that arise from third-party claims that are brought in connection with the use of our products. Similarly, a number of our contracts with our licensors also contain indemnity provisions. In some instances, such provisions may not provide sufficient protection from such claims, if at all.
We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.
     In addition to infringement claims against us, we have been and may in the future become a party to other patent litigation or proceedings, including interference or re-examination proceedings filed with the United States Patent and Trademark Office or opposition proceedings in the European Patent Office regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships.
     We are involved in four patent infringement actions filed in response to four Paragraph IV Certification Notice Letters received in October and November 2008 and June 2009 regarding an Abbreviated New Drug Application (ANDA) submitted to the FDA by Mylan Pharmaceuticals, Inc., Barr Pharmaceuticals, IMPAX Pharmaceuticals, Inc. and Anchen Pharmaceuticals, Inc. requesting approval to market and sell a generic version of the 15 mg and 30 mg strengths of AMRIX ® (Cyclobenzaprine Hydrochloride Extended-Release Capsules). Each of the companies alleged in their respective notice letters that the U.S. Patent Number 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to Eurand is invalid, unenforceable and/or will not be infringed by the respective company’s manufacture, use or sale of the product described in its ANDA submission. The Eurand patent covers extended-release formulations containing the muscle relaxant cyclobenzaprine and expires on February 26, 2025. In the event that Cephalon and Eurand are unable to maintain the patent against the four infringers, Cephalon has a three-year period of marketing exclusivity for AMRIX that extends until February 2010. However, thereafter, AMRIX ® could be subject to generic competition which would significantly reduce the Company’s royalty stream from the product.
     The following issued European patents are currently subject to opposition procedures before the European Patent Office:
•	EP 1058538 for Fast Disintegrating Tablets;

•	EP 0914818 for Intraorally Rapidly Disintegrable Tablet; and

•	EP 01335706 for Process for the Production of Microspheres of Pancreatic Enzymes with High Stability.
     Post-issuance oppositions are not uncommon and we or our collaborator are defending these opposition procedures as a matter of course. We believe our freedom to operate or our ability to commercialize any products will not be adversely affected if we or our collaborator are unsuccessful in any of the opposition procedures.

Risks Related to Our Industry
We must comply with the laws, regulations and rules of many jurisdictions relating to the healthcare business, and if we are unable to fully comply with such laws, regulations and other rules, we could face substantial penalties. In addition, there are substantial healthcare regulatory reform proposals under consideration in the United States which, if approved, could significantly affect our business.
     We are or will be, directly or indirectly through our customers, subject to extensive regulation by the various jurisdictions in which we may conduct our business, including the United States and the European Union. The laws that directly or indirectly affect our ability to operate our business include the following:
•	the anti-kickback laws that prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid in the United States;

•	other healthcare laws, including Medicare laws in the United States, regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•	laws and regulations, including the U.S. False Claims Act, which impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

•	laws and regulations, including the U.S. False Statements Act, which prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; and

•	state law equivalents and comparable laws in countries outside of the United States, including laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations.
     If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of such laws, regulations, rules or policies changes, we may be subject to civil and criminal penalties, damages, fines, disbarment, exclusion from the Medicare and Medicaid programs and curtailment or restructuring of our operations. Similarly, if our customers are found noncompliant with applicable laws, they may be subject to sanctions, which could negatively impact us. Any penalties, damages, fines, curtailment or restructuring of our operations would harm our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many such laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions may be open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management resources from the operation of our business and damage our reputation.
If the government or third-party payors fail to provide coverage and adequate payment rates for our products, the products of our collaboration partners or our future products, if any, our revenues and our prospects for profitability will be harmed.
     Third-party payors, which include governments and private health insurers, increasingly are challenging the prices charged for medical products and services. In their attempts to reduce health care costs, they have also limited their coverage and reimbursement levels for new pharmaceutical products. In some cases, they refuse to cover the costs of drugs that are not new but are being used for newly approved purposes. Patients who use a product that we may develop might not be reimbursed for its cost. If third-party payors do not provide adequate coverage and reimbursement for our products, or those of our collaboration partners, or for our future products, doctors may not prescribe these products or patients may not use them. In addition, many third-party payors have implemented other drug cost-containment efforts that include drug utilization review, or prior authorization, for drug formularies and comparative effectiveness studies as well as increases in patient out-of-pocket expenses for more expensive and non-preferred drugs, and such measures may potentially impact the commercial viability or delay the launch of one of our products.

     In some countries, particularly those of the European Economic Area, or EEA, the pricing of prescription pharmaceuticals is subject to government control, often resulting in lower pricing or reimbursement rates than in the U.S. market. For the years ended December 31, 2006, 2007 and 2008 and six months ended June 30, 2009, approximately 46%, 47%, 40% and 31% of our revenues were derived in EEA countries, respectively, and those derived in Germany represented 19%, 21%, 17% and 10% and the United Kingdom represented 16%, 12%, 10% and 8%, of our revenues, in the same periods, respectively. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing of a product on the market. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares cost-effectiveness of our product candidate with other available products. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.
Government authorities in many of our target markets have, from time to time, proposed legislation that would permit re-importation of drugs into those markets, including from countries where the drugs are sold at lower prices. This and other regulatory changes of a similar nature could force us to lower the prices at which we sell our products and impair our ability to derive revenues from these products.
     Government authorities in many of our target markets have, from time to time, proposed legislation that would permit more widespread re-importation of drugs into jurisdictions in which we sell our products. This could include re-importation from countries where the drugs are sold at lower prices than in jurisdictions in which we sell our products. Such legislation, or regulatory changes of a similar nature, could lead to a decrease in the price we receive for any approved products, which, in turn, could impair our ability to generate revenues. For example, in 2005, pseudoephedrine was reclassified as a controlled substance in the United States and as a result we experienced a decrease in sales of that product. Alternatively, in response to such legislation and to minimize the risk of re-importation, we might elect not to seek approval for or market our products in certain jurisdictions, which could also reduce the revenue we generate from our product sales. For example, the Medicare Prescription Drug legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug re-importation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary retains the discretion not to implement a drug re-importation plan if he finds that the benefits do not outweigh the cost. Proponents of drug re-importation may attempt to pass legislation that would directly allow re-importation under certain circumstances. If legislation or regulations were passed allowing for the re-importation of drugs, the existence of lower cost alternatives could affect the prices we receive for any products that we may develop, thereby affecting our anticipated revenues and prospects for profitability.
We may be exposed to product liability claims, which could result in financial loss.
     The use of product candidates in clinical trials and the commercial sale of products may expose us to product liability claims. Our collaboration partners, parties selling the products or consumers may bring these claims, which could result in financial losses. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	significant litigation costs and substantial monetary awards to, or costly settlement with, patients;

•	product recalls and loss of revenue; and

•	the inability to commercialize our product candidates.
     We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials, as specifically endorsed, and the commercial sale of our products, but we cannot be certain that this coverage will be sufficient to satisfy any liabilities that may arise. The limit for our group product liability insurance is €20.0 million (or $28.0 million), per occurrence or annual aggregate, with a deductible of €200,000 (or $280,000). As our development activities progress, this coverage may be inadequate and we may be unable to get adequate coverage at an acceptable cost or at all. This could prevent or limit the commercialization of our product candidates.

     In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely impact or eliminate the prospects for commercialization of a product candidate or sale of a product subject to any such claim. Off-label use of our product may occur. While we do not promote off-label use, off-label uses of products are common and the FDA does not regulate a physician’s choice of treatment. Off-label use or misuse of our product may subject us to additional liability.
We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business and/or give rise to significant liabilities.
     We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes, and the cleanup of contaminated sites. The cost of compliance with these laws and regulations could be significant. In the event of a violation of these requirements, including from accidental contamination or injury, we could be held liable for damages exceeding our available financial resources. We could be subject to monetary fines, penalties or third- party damage claims as a result of violations of such laws and regulations or noncompliance with environmental permits required at our facilities. As an owner and operator of real property and a generator of hazardous materials and wastes, we also could be subject to environmental cleanup liability, in some cases without regard to fault or whether we were aware of the conditions giving rise to such liability. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals in the environment. Environmental laws or regulations (or their interpretation) may become more stringent in the future. If any such future revisions require significant changes in our operations, or if we engage in the development and manufacturing of new products or otherwise expand our operations requiring new or different environmental controls, we will have to dedicate additional management resources and incur additional expenses to comply with such laws and regulations.
     In the event of an accident, applicable authorities may curtail our use of hazardous materials and interrupt our business operations. In addition, with respect to our manufacturing facilities, we may incur substantial costs to comply with environmental regulations and may become subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.
     We do not maintain a separate insurance policy for any of the foregoing types of risks. In the event of environmental discharge or contamination or an accident, we may be held liable for any resulting damages, and any liability could exceed our resources.
If we or others identify side effects after any of our products are on the market, we or our collaborators or licensees may be required to withdraw our products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which would hinder or preclude our ability to generate revenues.
     If we or others identify adverse side effects after any of our products are on the market:
•	regulatory authorities may withdraw their approvals;

•	we or our collaborators or licensees may be required to reformulate our products, conduct additional clinical trials, change the labeling of our products, implement MSR evaluation and mitigation programs, or implement changes to manufacturers’ facilities to obtain new approvals;

•	we or our collaborators or licensees may have to recall the affected products from the market;

•	we or our collaborators or licensees may experience a significant drop in sales of the affected products;

•	our reputation in the marketplace may suffer;

•	we may become the target of lawsuits, including class action suits; and

•	we or our collaborators or licensees may be required to withdraw our products from the market and may not be able to reintroduce them into the market.

     Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.
If the FDA, EMEA or other applicable regulatory agencies approve generic products that compete with any of our branded products, sales of those products may be adversely affected.
     The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as our product. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of a branded product is typically lost to the generic product. Accordingly, competition from generic equivalents could materially adversely impact our revenues, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those products.
Our development of formulations with generic drugs may expose us to litigation.
     There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of patent rights. Under the Drug Price Competition and Patent Restoration Act of 1984, when a drug developer files an ANDA for a generic drug, it must certify to the FDA that it believes its product will not infringe on any unexpired patent that a patent holder has listed with the FDA as covering that brand-name product, or that any such patent is invalid or unenforceable. The drug developer must also provide such certification to the patent holder, who may challenge the developer’s certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. Such a patent challenge within the first 45 days of notice of the ANDA certification can result in a 30 month stay of approval by FDA of the ANDA. Certain of our collaboration partners may have or develop generic versions of existing or then existing drugs. Our development of any such generic versions of drugs will be subject to this process. Should a patent holder commence a lawsuit against us with respect to alleged patent infringement, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. Litigation over patents could result in delays in obtaining FDA approval to market our product candidates and diversion of management resources and the costs resulting therefrom. Similar risks of the delay in obtaining approvals in other applicable jurisdictions could result from patent related litigation.
We are currently unable to accurately predict what our short-term and long-term effective tax rates will be in the future.
     We are subject to income taxes in both the United States and the various other jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions, which could adversely affect our income tax provisions. Furthermore, we have had a limited historical profitability upon which to base our estimate of future short-term and long-term effective tax rates.
Risks Related to Our Ordinary Shares and this Offering
We are a “controlled company” under the NASDAQ Stock Market rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.
     We are a “controlled company” within the meaning of the NASDAQ Stock Market corporate governance standards. Under the NASDAQ Stock Market rules, a company of which more than 50% of the voting power is held by an individual, another company or a group is a “controlled company” and may elect not to comply with certain NASDAQ Stock Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities. We may utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Stock Market corporate governance requirements.

Our ordinary share price could be highly volatile.
     The realization of any of the risks described in these “Risk Factors” or other unforeseen risks could have a dramatic and adverse effect on the market price of our ordinary shares. In particular, and in addition to circumstances described elsewhere in these “Risk Factors,” the following events or factors can adversely affect the market price of our ordinary shares:
•	announcements of technological innovations or new products by us or others;

•	public concern as to the safety of products we or others develop;

•	general market conditions;

•	success of research and development projects;

•	changes in government regulations or patent decisions;

•	our or a competitor’s announcement of regulatory approval, delays or problems;

•	the estimates of others, including research analysts, regarding our future performance, anticipated future revenues, expenses, operating losses, capital requirements and our need for additional financing;

•	actions by our competitors; and

•	developments by our collaboration partners.
     Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. The trading price of our ordinary shares has been, and could continue to be, subject to fluctuations in response to these factors, including the sale or attempted sale of a large amount of our ordinary shares into the market. From May 16, 2007, when our ordinary shares began trading on The NASDAQ Global Market, through August 31, 2009, the high and low sales prices of our ordinary shares ranged from $6.17 to $19.60. Broad market fluctuations may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares at or above the price paid in this offering. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business.
Sales of substantial amounts of our ordinary shares in the public market could depress our share price.
     We have not sold ordinary shares in a public offering since our initial public offering in May 2007. Accordingly, we have a relatively small number of shares that are traded in the market, and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, in the aggregate, beneficially own approximately 74.1% of our outstanding ordinary shares. Any sales of substantial amounts of our ordinary shares in the public market, including sales or distributions of shares by Warburg Pincus, or the perception that such sales might occur, could harm the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities.
Raising additional capital by issuing securities may cause dilution to existing shares.
     We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and product candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our product candidates to market. Our future capital requirements will depend on many factors, including:
•	the failure to achieve commercial success of ZENPEP™ or costs incurred to launch ZENPEP™ in the United States;

•	the failure to obtain regulatory approval of ZENPEP™ in markets outside of the United States;

•	our success in establishing new collaboration partnerships;

•	the success of our collaboration partners in selling products utilizing our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of any of our product candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our product candidates are approved;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.
     Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance technology or services, or otherwise respond to competitive pressures would be significantly limited. In addition, we may be required to terminate or delay preclinical studies, clinical trials or other development activities for one or more of our product candidates, or delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our products or product candidates.
     If we raise additional funds through co-development and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. Further, shareholders’ ownership will be diluted if we raise additional capital by issuing equity securities.
Our use of the offering proceeds may not yield a favorable return on your investment.
     We currently anticipate that the net proceeds from this offering will be used primarily to fund potential product acquisitions and/or potential acquisitions of complementary businesses and, research and development of additional product candidates. In addition, we may also use such proceeds to acquire equipment, potential licenses and acquisitions of complementary products, technologies or businesses. Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade or government, interest-bearing securities. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. Pending the use of the proceeds in this offering, we will invest them. However, the proceeds may not be invested in a manner that yields a favorable or any return.
Prior to this offering, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 74.1% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders.
     Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, in the aggregate, beneficially own approximately 74.1% of our outstanding ordinary shares. These shareholders could effectively control all matters requiring our shareholders’ approval, including the election of directors. This concentration of ownership may also cause, delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these shareholders, regardless of the impact of this transaction on our other shareholders.

We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.
     We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this Prospectus are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and/or enforce claims for punitive damages. See “Service of Process and Enforceability of Civil Liabilities.”
     Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.
We do not anticipate paying dividends on our ordinary shares, which could reduce the return on your investment.
     We have not paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, terms of any existing or future debt agreements may preclude us from paying dividends. Accordingly, any return on your investment must come from appreciation of our ordinary shares.
Your rights as a holder of ordinary shares will be governed by Dutch law and will differ from the rights of shareholders under U.S. law.
     We are a limited liability company incorporated under the laws of The Netherlands. The rights of holders of ordinary shares are governed by Dutch law and our articles of association. These rights differ from the typical rights of shareholders in U.S. corporations. For example, Dutch law significantly limits the circumstances under which shareholders of Dutch companies may bring an action on behalf of a company.
We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.
     As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have imposed requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have resulted in substantial legal and financial compliance costs and make some activities more time-consuming and costly.
     The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, as we are now a public company, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.

     Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.
Recent adverse changes in U.S., global, or regional economic conditions could have a continuing adverse effect on the profitability of some or all of our businesses.
     Recent turmoil in the financial markets has adversely affected economic activity in the United States and other regions of the world in which we do business. Although we believe that based on our current cash, cash equivalents and short term investments balances and expected operating cash flows, the current lack of liquidity in the credit markets will not have a material impact on our liquidity, cash flow, or financial flexibility, continued deterioration of the credit and capital markets could cause additional impairments to our investment portfolio, which could negatively impact our financial condition and reported earnings. The continued decline in economic activity could adversely affect demand for our products, thus reducing our revenue and earnings as well as have an adverse impact on our customers, distributors, collaboration partners, suppliers, service providers and ability to develop outlicensing relationships.

FORWARD-LOOKING STATEMENTS
This prospectus and the documents we incorporate by reference may contain “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, such matters as:
•	our ability to market, commercialize and achieve market acceptance for ZENPEP™ or any of the products that we are developing, commercializing or may develop or commercialize in the future, including the growth, establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize products;

•	the expected timing, costs, progress or success of any of our preclinical and clinical development programs, regulatory approvals, or commercialization efforts;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates;

•	the possibility the FDA may continue to extend the deadline for seeking or receiving a new drug application, or NDA, and/or not withdraw existing pancreatic enzyme products, or PEPs, from the U.S. market that do not receive approval for NDAs by the then applicable deadline;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates or products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, to obtain and maintain regulatory approval for certain of our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our products and product candidates;

•	our estimates, and the estimates of others, including research analysts, of our future performance; and

•	our estimates, and the estimates of others, including research analysts, regarding our anticipated future revenue, expenses, operating losses, capital requirements and our needs for additional financing.

     These forward-looking statements are usually preceded by the words “continue,” “intends,” “will,” “plans,” “expects,” “anticipates,” “estimates,” “believes,” or similar expressions. These forward-looking statements represent only our belief regarding future events and rely on assumptions and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from expectations. The following documents, among others, describe these assumptions, risks, uncertainties, and other factors. You should review the following:
•	our most recent annual report on Form 20-F for the year ended December 31, 2008, including the sections entitled “Key Information”, “Information on the Company” and “Operating and Financial Review and Prospects”;

•	our most recent Reports on Form 6-K;

•	the risk factors contained in this prospectus under the caption “Risk Factors”; and

•	our other filings with the Securities and Exchange Commission.
     Any forward-looking statement speaks only as to the date on which that statement is made. Except as required by law, we assume no obligation and do not intend, to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

USE OF PROCEEDS
     We estimate that we will receive net proceeds from the sale of 2,000,000 ordinary shares in this offering of approximately $27.6 million (or €19.7 million), based upon a public offering price of $15.005 (or €10.70) per share, and after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive the proceeds from any sale of our ordinary shares made by the selling shareholders.
     We intend to use our net proceeds for:
•	Potential product acquisitions and/or potential acquisitions of complementary businesses;

•	Research and development of additional product candidates;

•	To fund working capital; and

•	Other general corporate purposes.
     Each $1.00 increase (decrease) in the public offering price of $15.005, or €10.70, per share would increase (decrease) the net proceeds to us from this offering by $1.9 million, or €1.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. For each $1.00 increase (decrease), the amount available for our investment in our business would increase (decrease) accordingly.
     The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our product development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we may invest the net proceeds of this offering in cash, cash equivalents, money market funds, government securities or short-term interest-bearing, investment grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return. We expect that the amount of the proceeds held in these assets will decrease over time as our business expands.

CAPITALIZATION
(In thousands, except share and per share amounts)
     The following table summarizes our cash and cash equivalents and our capitalization as of June 30, 2009 (1) on an actual basis and (2) on an as adjusted basis to give effect to the sale of 2,000,000 ordinary shares by us in this offering at the assumed public offering price of €10.70 ($15.005) per share after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock in this offering by the selling shareholders. The information in the table below should be read in conjunction with “Risk Factors,” “Selected Consolidated Financial Data,” “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2008.

	As of June 30, 2009
	Actual	As Adjusted (1)	As Adjusted (1)(2)
	(In thousands, except share amounts)
Cash and cash equivalents	€15,318	€34,975	$49,035
Shareholders’ equity:
Ordinary Shares par value €0.01, authorized 130,000,000 shares as of June 30, 2009, 45,755,917 issued and outstanding on an actual basis as of June 30, 2009; and 130,000,000 shares authorized and 47,755,917 shares issued and outstanding on an as adjusted basis	458	478	670
Additional paid-in capital	135,795	155,432	217,916
Accumulated deficit	(39,958)	(39,958)	(56,021)
Accumulated other comprehensive income	4,927	4,927	6,908

Total shareholders’ equity	101,222	120,879	169,473

Total capitalization	€101,222	€120,879	$169,473

(1)	Each $1.00 increase or decrease in the assumed public offering price of €10.70 ($15.005) per share, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization plus cash and cash equivalents by approximately €1.3 million ($1.9 million), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	The translation from euros to U.S. dollars has been provided for your convenience and is based upon the Federal Reserve Bank of New York noon buying rate on June 30, 2009 of $1.4020 U.S. dollars per €1.00, as described more fully under “Exchange Rate Information.” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on Form 20-F.
     The outstanding share information is based upon 45,755,917 ordinary shares outstanding as of June 30, 2009. This number excludes:
•	3,942,196 ordinary shares issuable upon the exercise of options that were outstanding as of June 30, 2009, with a weighted average exercise price of €7.68 ($10.77) per share; and

•	an additional 1,554,837 ordinary shares reserved for future issuance pursuant to awards granted under the Eurand N.V. Equity Compensation Plan (as amended, restated and adopted on May 30, 2008 and amended on November 5, 2008).

THE OFFER AND LISTING
     Our ordinary shares are listed on the NASDAQ Global Market under the symbol “EURX”. Following our initial public offering in the United States in May 2007, our ordinary shares were quoted on the NASDAQ Global Market, under the symbol “EURX”. The following table shows the high and low sales prices for our ordinary shares during the indicated periods.

	High	Low
2007
Year Ended December 31, 2007	$17.40	$9.65
Second Quarter (May 16, 2007 through June 30, 2007)	17.40	14.68
Third Quarter	16.52	9.65
Fourth Quarter	17.17	11.38
2008
Year Ended December 31, 2008	$19.60	$6.17
First Quarter	16.00	12.07
Second Quarter	17.91	12.85
Third Quarter	19.60	13.76
Fourth Quarter	18.30	6.17
2009
First Quarter	$13.27	$8.76
Second Quarter	15.00	10.04
Third Quarter	15.53	12.39
Fourth Quarter (through October 7)	15.21	14.20
April 2009	12.13	10.04
May 2009	15.00	10.20
June 2009	15.00	11.88
July 2009	14.47	12.79
August 2009	15.53	13.18
September 2009	15.20	12.39
October 2009 (through October 7)	15.21	14.20
DIVIDEND AND PAYING AGENTS
     We have never declared or paid any cash dividends on our share capital. Currently, we intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will depend on the discretion of our shareholders at their general meeting and our financial condition, results of operations, capital requirements, general business conditions, and any contractual restrictions and other factors that our shareholders may deem relevant during their general meeting. If we decide to declare dividends in the future, we may do so either in euros or U.S. dollars. If we declare dividends in euros, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euros. To the extent we pay dividends in euros, shareholders will bear any costs related to the conversion of euros into U.S. dollars.

SELLING SHAREHOLDERS
     Warburg, Pincus Equity Partners, L.P. (including two affiliated partnerships), Warburg, Pincus Ventures International, L.P., and Gearóid M. Faherty may offer and sell, pursuant to this prospectus, up to an aggregate of 6,500,000 ordinary shares.
     The following table sets forth, as of October 2, 2009, the number of our ordinary shares that the selling shareholders beneficially own and the number of ordinary shares being registered for sale. The percentage of outstanding ordinary shares beneficially owned after the offering assumes that all of the ordinary shares offered by the selling shareholders and the Company will have been sold.

	Number of
	Shares
	Beneficially	Percentage of		Number and
	Owned	Shares Beneficially		Percentage
	Prior to the	Owned Prior to the	Number of Shares	of Shares Beneficially
Selling Shareholders	Offering (1)	Offering	Being Offered (2)	Owned After the Offering
Warburg, Pincus Equity Partners, L.P. (3)(4)	16,991,227	37.1%	3,000,000	13,991,227	29.2%
Warburg, Pincus Ventures International, L.P. (3)(4)	16,991,225	37.1%	3,000,000	13,991,225	29.2%
Gearóid M. Faherty (4) (5)	2,371,648	5.1%	500,000	1,871,648	3.9%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares subject to stock options and warrants currently exercisable or exercisable within 60 days of October 2, 2009 are deemed to be outstanding for computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. As of October 2, 2009, there were 45,846,076 ordinary shares outstanding.

(2)	This table assumes no exercise by the underwriters of the over-allotment option.

(3)	The ordinary shares attributed to Warburg, Pincus Equity Partners, L.P. in the table above include ordinary shares beneficially owned by two affiliated partnerships, Warburg, Pincus Netherlands Equity Partners I C.V. and Warburg, Pincus Netherlands Equity Partners III C.V., or, together, WPEP. Warburg Pincus Partners LLC, or WP Partners, is the general partner of each of WPEP and Warburg, Pincus Ventures International, L.P., or WPVI. Each of WPEP and WPVI is managed by Warburg Pincus LLC, or WP LLC. Charles R. Kaye and Joseph P. Landy are the managing general partners of Warburg Pincus & Co., or WP, the sole member of WP Partners, and managing members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Each of Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares owned by Warburg Pincus entities. WPEP, WPVI, WP Partners, WP and WP LLC are collectively referred to in this Prospectus as Warburg Pincus. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017. Warburg Pincus, in the aggregate, beneficially own approximately 74.1% of our outstanding ordinary shares. These shareholders could effectively control all matters requiring our shareholders’ approval, including the election of directors. Each of Warburg, Pincus Equity Partners, L.P. and Warburg, Pincus Ventures International, L.P. acquired the ordinary shares offered in this prospectus in the ordinary course of its business. At the time of the acquisition of the ordinary shares offered by such selling shareholders pursuant to this prospectus, such selling shareholders had no agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares.

(4)	Assumes no exercise of the underwriters’ over-allotment option. WPEP, WPVI and Gearóid M. Faherty have each granted the underwriters a 30-day option to purchase 512,500, 512,500 and 250,000 additional ordinary shares, respectively, or a total of 1,275,000 additional ordinary shares, to cover over-allotments, if any. In the event the over-allotment option is exercised in full, WPEP will beneficially own 13,478,727 ordinary shares, or 28.2% of the ordinary shares after this offering. In the event the over-allotment option is exercised in full, WPVI will beneficially own 13,478,725 ordinary shares, or 28.2% of the ordinary shares after this offering. In the event the over-allotment option is exercised in full, Gearóid M. Faherty will beneficially own 1,621,648 ordinary shares, or 3.3% of the ordinary shares after this offering.

(5)	Gearóid M. Faherty is a director of the Company and our Chief Executive Officer. Includes options which are exercisable within 60 days to purchase 610,625 ordinary shares under our equity compensation plan.
     Unless otherwise indicated, the address for each listed shareholder is c/o Eurand N.V., Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands. To our knowledge, except as indicated in the footnotes to the table above and pursuant to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all ordinary shares.

DILUTION
     If you invest in our ordinary shares in this offering, your ownership interest in us will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share immediately after this offering. Our net tangible book value as of June 30, 2009 is determined by subtracting the total amount of our liabilities as of June 30, 2009 from the total amount of our tangible assets as of June 30, 2009. Our net tangible book value per share as of June 30, 2009 is determined by dividing our net tangible book value as of June 30, 2009 by the number of ordinary shares outstanding as of June 30, 2009.

Public offering price per share		€10.70
Net tangible book value per share as of June 30, 2009	€1.47
Increase in net tangible book value per share attributable to this offering	€0.35

As adjusted net tangible book value per share after this offering		€1.82

Dilution per share to new investors		€8.88

     A $1.00 increase (or decrease) in the public offering price of €10.70 ($15.005) per share would increase (or decrease) the as adjusted net tangible book value as of June 30, 2009 by €1.3 million ($1.9 million), or €0.03 ($0.04) per ordinary share, and the dilution per share to new investors by €0.68 ($0.96) per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses.
     As of June 30, 2009, there were options outstanding to purchase 3,942,196 ordinary shares, with a weighted average exercise price of €7.68 ($10.77) and there were an additional 1,554,837 ordinary shares reserved for issuance pursuant to future awards granted pursuant to our equity compensation plan. To the extent outstanding options are exercised, you will experience additional dilution.
     The table below sets forth, on an as adjusted basis, as described above, as of June 30, 2009, the number of ordinary shares issued, the total consideration paid and the average price per share paid by our existing stockholders and new investors purchasing ordinary shares in this offering at a public offering price of €10.70 ($15.005) per share.

	Shares Issued		Total Consideration			Average Price
	Number	Percentage(1)	Amount		Percentage	Per Share
	(In thousands, except share and per share amounts and percentages)
Existing stockholders	39,255,917	82%	€64,938	$91,044	42%	€1.65	$2.32
New investors	8,500,000	18%	€90,972	$127,542	58%	€10.70	$15.005

Total	47,755,917	100%	€155,910	$218,586	100%	€3.26	$4.58

(1)	A $1.00 increase (decrease) in the public offering price of $€10.70 ($15.005) per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately €1.3 million ($1.9 million), assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriter discounts and estimated offering expenses payable by us.
     The sale of 6,500,000 ordinary shares to be sold by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to 39,255,917 shares, or 82% of the total shares outstanding, and will increase the number of shares held by investors in this offering to 8,500,000 shares, or 18% of the total shares outstanding. In addition, if the underwriters exercise their over-allotment option in full, the number of shares held by existing shareholders will be further reduced to 37,980,917 shares, or 80% of the total shares outstanding, and the number of shares held by investors participating in this offering will be further increased to 9,775,000 shares, or 20% of the total shares outstanding.

MATERIAL CONTRACTS
Chiesi Agreement
     On April 2, 2008, we entered into a license agreement with Chiesi Farmaceutici S.p.A., or Chiesi, under which we received an exclusive, non-transferable license in the United States (including the U.S. Virgin Islands and Puerto Rico) and Canada to develop and commercialize a finished pharmaceutical product containing Beclomethasone dipropionate as the pharmaceutically active ingredient, in tablet form, for the treatment of inflammatory bowel diseases and related complications. We also received a non-exclusive license to develop and then commercialize the product outside of the United States and Canada, but only for the subsequent export of the product in the United States and/or Canada for resale. Under the license agreement, we are required to take all commercially reasonable steps to obtain and maintain regulatory approval for any product developed and/or commercialized under the license agreement. From April 2, 2008 through August 31, 2009, we paid Chiesi $500,000. If certain milestones are achieved, we will be obligated to pay Chiesi up to an aggregate of an additional $4,000,000 in milestone payments if and when certain commercial sales targets are achieved. In addition to these milestone payments, we are required to make royalty payments to Chiesi based on a low to mid single digit percentage of our net sales of the product. The license agreement will remain in effect for ten years from the date any product is first commercialized, on a country-by-country basis, unless earlier terminated. The agreement contains a standard early termination provision which provides for early termination by either party in the event certain conditions have occurred, including, but not limited to, either party’s breach of the agreement, either party’s filing for bankruptcy or either party making an assignment for the benefit of its creditors.
SourceCF Securities Purchase Agreement
     On November 30, 2007, Eurand Pharmaceuticals, Inc., or EPI acquired the SourceCF family of companies, or SourceCF, for $6.6 million in cash. SourceCF is focused on serving the special needs of Cystic Fibrosis patients, physicians and care givers. The aggregate purchase price for SourceCF was €5.8 million. However, only €4.7 million, including direct costs of acquisition, was paid at the date of acquisition, with an additional €1.0 million to be paid on November 30, 2009, reduced for any amounts required for any indemnification claims. In addition, an additional payment of €1.0 million was to be made on the second anniversary of the acquisition date, but was subject to achievement of certain revenue targets in the 2008 fiscal year, which were not met.
Nordmark Agreement
     On January 3, 2006, we entered into a supply contract with Nordmark Arzneimittel GmbH & Co., or Nordmark, under which Nordmark is our non-exclusive manufacturer and supplier of Pancreatin for ZENPEP™. As a result of receiving marketing authorization for ZENPEP™ in the United States, the term of the supply contract has commenced and will continue for a five-year period, unless earlier terminated. Each party shall have the right to terminate the supply contract if the other party fails to perform certain of its obligations under the supply contract or if either party liquidates its business, makes an arrangement for the benefit of its creditors or is submitted to any other insolvency procedure. Under the supply contract, each party shall indemnify each other from any liability attributable to, among other things, such party’s negligence, willful wrongful acts, breach of representations and warranties in the supply contract, and certain product liability claims. Such indemnification shall be limited to five million euros per claim per year and up to a maximum of ten million euros per year. Currently, Nordmark is our sole supplier of Pancreatin.
     Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to either the Registration Statement of which this Prospectus is a part, our Annual Report on Form 20-F filed on March 31, 2009 for the year ended December 31, 2008 or our report on Form 6-K/A filed on September 21, 2009.
SHARE CAPITAL
     The following description of all of the material terms of our share capital is qualified in all respects by reference to our amended articles of association, which have been filed with the Register of the Chamber of Commerce and Industry in Amsterdam, The Netherlands and as an exhibit to the registration statement on Form F-3 in which this prospectus forms a part. Currently, our authorized share capital consists of 130,000,000 Ordinary Shares, par value €0.01. As of October 2, 2009, there were 45,846,076 ordinary shares outstanding, which are held of record by approximately 508 shareholders.
     See “Risk Factors” — Risks Related to Our Ordinary Shares and this Offering — Prior to this offering, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 74.1% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders” for more information on the effects of this concentration of ownership.

ARTICLES OF ASSOCIATION
Ordinary Shares
     Pursuant to our articles of association, our ordinary shares may be held only in registered form. All of our ordinary shares are registered in a register kept by us and on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgement by the Company. As of October 2, 2009, we had 45,846,076 ordinary shares outstanding, out of 130,000,000 ordinary shares authorized to be issued. Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders.
Dividends
     Our articles of association provide that dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will have power to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of the laws of The Netherlands or our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold. The executive members of our board determine whether and how much of the remaining profit they will reserve and the manner and date of such distribution and notifies shareholders.
     All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in our annual report on Form 20-F for the fiscal year ended December 31, 2008, which has been incorporated in this prospectus by reference. Our statutory accounts have to date been prepared and will continue to be prepared under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares; however, we have not paid cash dividends on our ordinary shares in the past and do not expect to do so in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business.
Articles of Association
     Our purposes are: (i) to participate in, to finance or to have any other interest in, or to manage other business and companies; (ii) to provide finance assistance to group companies in any way, including without limitation by granting guarantees, or to provide other security for obligations of such group companies; (iii) to grant guarantees or provide other security for obligations of third parties; and (iv) to do anything which, in the widest sense of the word, is connected with, or may be conducive to these other purposes. Our articles of association do not impose any limitations on the ownership rights of our shareholders.
Board Seats
     The Board of Directors is a one-tier board structure. The articles of association provide that the number of directors will be fixed from time to time by resolution of a majority of the Board of Directors, but in no event will be less than three. With due regard for the compensation policy determined by the General Meeting of Shareholders, the Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.
     Pursuant to an Investor Rights Agreement entered into between Warburg Pincus and the Company in connection with the Company’s initial public offering, the Company agreed to use its best efforts to nominate and cause to be elected to the board of directors, upon the request of Warburg Pincus, up to two designees of Warburg Pincus for as long as Warburg Pincus owns at least 20% of our ordinary shares and one such representative for so long as Warburg Pincus owns 10% of our ordinary shares.
Election and Removal of Directors
     Our directors are elected by an absolute majority of the valid votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election, provided that the resolution is passed further to a proposal by the Board of Directors based on a recommendation of the Nominating and Corporate Governance Committee. However, a director may also be appointed at a General Meeting of Shareholders, without there being a proposal by the Board of Directors, by a resolution passed by an absolute majority of the valid votes cast representing at least one-third of the issued capital. There is no provision for cumulative voting.

     A General Meeting of Shareholders may at any time suspend or remove any director. A resolution to remove or suspend a director may be passed by an absolute majority of the valid votes cast, provided that the resolution is passed by a proposal of the Board of Directors. However, a director may also be removed or suspended at a General Meeting of Shareholders, without there being a proposal by the Board of Directors to this effect, by a resolution passed by an absolute majority of the valid votes cast representing at least one-third of the issued capital.
     If a director has been suspended at a General Meeting of Shareholders, the shareholders shall within three months of the date on which the suspension has taken effect, resolve to either dismiss such director, or to terminate or continue the suspension. A resolution to continue the suspension may be adopted only once and may be continued for a maximum period of three months, commencing on the date the shareholders adopted the resolution to continue the suspension. A suspension shall lapse if the shareholders do not take action within the applicable three month period, or six month period if a suspension has been continued.
General Meeting of Shareholders
     Our articles of association provide that at least one general meeting of shareholders must be held every year, not later than six months after the end of the financial year. Our articles of association, as amended and restated, provide that we will give notices to the holders of registered shares at least 15 days before any general meeting in a national daily newspaper in The Netherlands and abroad in at least one daily newspaper in each country in which the shares have been admitted for official quotation at our request. To attend, address the meeting and vote at a general meeting of shareholders, shareholders must inform us in writing of their intention to attend the meeting. Any general meeting of shareholders will be held in The Netherlands. Our Board of Directors may set a record date which shall not be set earlier than the thirtieth day before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.
     The rights of shareholders may be changed only by amending our articles of association. Our articles of association provide that resolutions to amend our articles of association or to merge or demerge the Company may only be adopted by the General Meeting of Shareholders at the proposal of our Board of Directors. In that case, such proposals may be adopted by a simple majority of votes cast at the General Meeting of Shareholders. The following resolutions require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:
•	capital reduction; and

•	exclusion or restriction of pre-emptive rights, or designation of the board of directors as the authorized corporate body for this purpose.
     If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim. A proposal to either enter into a statutory merger whereby the Company is the acquiring or disappearing entity or a legal demerger must be approved by the General Meeting of Shareholders upon the proposal of the Board of Directors.
Voting Rights
     Our articles of association provide that each ordinary share represents the right to cast one vote at a General Meeting of Shareholders. All resolutions must be passed with an absolute majority of the votes validly cast in a meeting at which at least one third of the issued capital is represented except as set forth above. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly. Any major change in the identity or character of the Company or its business must be approved by our shareholders, including:
•	the sale or transfer of substantially all of our business or assets;

•	the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma); and

•	the acquisition or disposal by us of a participating interest in a company’s share capital, the value of which amounts to at least one-third of the value of our assets.

Extraordinary General Meetings of Shareholders
     Extraordinary General Meetings of Shareholders shall be held as often as deemed necessary by the Board of Directors and shall be held if one or more shareholders and other persons entitled to attend meetings jointly representing at least one-tenth of the issued share capital make a request by registered letter to that effect to the Board of Directors, specifying in detail the business to be considered.
Issuance of Shares and Pre-emptive Rights
     Our articles of association provide that, unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata pre-emptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for noncash consideration or ordinary shares issued to our employees. Shareholders may limit or exclude pre-emptive rights. The General Meeting of Shareholders may also delegate the power to limit or exclude pre-emptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. In the Annual General Meeting of Shareholders held on June 4, 2009, it was decided to grant a new irrevocable authorization to our Board for a period of five years from the date of the meeting (until June 4, 2014) to issue shares and to exclude or restrict the pre-emptive rights of existing shareholders with respect to any such issuance.
Repurchase of Our Ordinary Shares
     Our articles of association were amended on June 5, 2009, and currently provide that we will be able to acquire our ordinary shares, subject to certain provisions of the law of The Netherlands, if the following conditions are met:
•	a general meeting of shareholders has authorized our board of directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months and shall stipulate the number of shares that may be acquired and the upper and lower limit of the price of acquisition;

•	our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of The Netherlands or our articles of association require us to maintain; and

•	we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding half of our issued share capital.
     In the Annual General Meeting of Shareholders held on June 4, 2009, it was decided to authorize our Board of Directors for a period of eighteen (18) months from the date of the meeting (until December 4, 2010) to acquire as many shares in our capital as is permitted by the law and our articles of association, whether through the stock exchange or by other means, for a price that is between an amount equal to zero and an amount which is not higher than 10% above the average opening price of our shares quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of our shares quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market.
Capital Reduction; Cancellation
     Our articles of association provide that shareholders may reduce our issued share capital either by canceling ordinary shares held in treasury or by amending our articles of association to reduce the par value of the ordinary shares. A resolution to reduce our capital requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the share capital is represented at a meeting at which a vote is taken, the approval of at least two-thirds of the votes cast. A partial repayment of ordinary shares under the laws of The Netherlands is only allowed upon the adoption of a resolution to reduce the par value of the ordinary shares. The repayment must be made pro rata on all ordinary shares. The pro rata requirement may be waived with the consent of all affected shareholders. In some circumstances, our creditors may be able to prevent a resolution to reduce our share capital from taking effect.
Liquidation Rights
     Our articles of association provide that if we are dissolved or wound up, the assets remaining after payment of our liabilities will be applied to pay back the amounts paid on any outstanding ordinary shares. Any remaining assets will be distributed among our shareholders, in proportion to the par value of their shareholdings. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of The Netherlands.

Limitations on Nonresidents and Exchange Controls
     There are no limits under the laws of The Netherlands, or in our articles of association, on nonresidents of The Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.
Registration Rights
     Pursuant to an Investor Rights Agreement, Warburg Pincus has the right to request three registrations of their ordinary shares, and three registrations on Form F-3, provided the anticipated aggregate offering price exceeds $10,000,000. In addition, Warburg Pincus is entitled to have its shares included in an unlimited number of registrations initiated by the Company, subject to customary conditions. The rights of Warburg Pincus pursuant to the Investor Rights Agreement are subject to a lock-up agreement. In general, all costs, fees and expenses of such registrations (other than underwriting discounts and commissions) will be borne by the Company. The Company has agreed to indemnify Warburg Pincus from any liability arising out of any untrue statement of material fact or any omission of a material fact in any registration statement or prospectus filed by the Company pursuant to the Investor Rights Agreement, subject to customary exceptions.
Adoption of Annual Accounts and Discharge of Management Liability
     Our articles of association provide that each year, our board of directors must prepare annual accounts and an annual report within four months after the end of our financial year. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of The Netherlands Civil Code to audit the annual accounts. The annual accounts are adopted by our shareholders.
     The adoption of the annual accounts by our shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.
Choice of Law and Exclusive Jurisdiction
     Our articles of association provide that, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands, unless such rights or obligations do not relate to or arise out of the capacities above. Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall be exclusively submitted to the courts of The Netherlands. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of The Netherlands courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in The Netherlands courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, The Netherlands for the service of any document relating to such lawsuit or other legal proceedings.

PLAN OF DISTRIBUTION
     We and the selling shareholders are offering the ordinary shares described in this prospectus through a number of underwriters. Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of ordinary shares listed next to its name in the following table:

Number of
Underwriter	Shares
Deutsche Bank Securities Inc.(1)
Merrill Lynch, Pierce, Fenner & Smith Incorporated(2)
Cowen and Company, LLC(3)
Thomas Weisel Partners LLC(4)
Total

(1)	Deutsche Bank Securities Inc.’s address is Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311.

(2)	Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department.

(3)	Cowen and Company, LLC’s address is c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attention: Prospectus Department.

(4)	Thomas Weisel Partners LLC’s address is One Montgomery Street, Suite 3700, San Francisco, California, 94104.
     The underwriting agreement provides that the underwriters’ obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement including:
•	the obligation to purchase all of the ordinary shares offered hereby (other than those ordinary shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.
     The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $     per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $     per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The ordinary shares are offered subject to a number of conditions, including:
•	receipt and acceptance of the ordinary shares by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
Option to Purchase Additional Shares
     WPEP, WPVI and Gearóid M. Faherty have each granted the underwriters an option to purchase up to 512,500, 512,500 and 250,000 additional ordinary shares, respectively, or a total of 1,275,000 additional ordinary shares, at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from WPEP, WPVI and Gearóid M. Faherty. WPEP, WPVI and Gearóid M. Faherty will pay the expenses associated with the exercise of the option.
     Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us, WPEP, WPVI and Gearóid M. Faherty. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.
     We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $500,000.

		Paid by WPEP,	Paid by WPEP,
		WPVI and Gearóid	WPVI and
	Paid by Us	M. Faherty	Gearóid M. Faherty
	No Exercise	No Exercise	Full Exercise
Per Share	$	$	$
Total	$	$	$
Stabilization
     In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares, including:
•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.
     Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. Stabilizing transactions may include making short sales of our ordinary shares, which involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and the purchase of ordinary shares from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our ordinary shares in the open market after the distribution has been completed to cover syndicate short positions.
     The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.
     A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
     The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.
     These activities may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.
     The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the ordinary shares being offered.
Lock-up Agreements
     We, our directors and executive officers, and certain of our existing shareholders, representing an aggregate of 36,978,744 of our shares prior to the offering, have entered into a lock-up agreement with the underwriters. Under these agreements, subject to exceptions (including the sale of any ordinary shares pursuant to any 10b5-1 trading plan in effect), we may not issue any new ordinary shares, and those holders of ordinary shares and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any ordinary shares or securities convertible into or exchangeable for ordinary shares, or publicly announce the intention to do any of the foregoing, without the prior written consent of Deutsche Bank Securities Inc. for a period of 90 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 90-day period, we have also agreed not to file any registration statement for, and each of our officers and shareholders has agreed not to make any demand for or exercise any right of the registration of, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares without the prior written consent of Deutsche Bank Securities Inc.
     The 90-day restricted period described in the preceding paragraph will be extended if:
•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Deutsche Bank Securities Inc.
Indemnification
     We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.
Stamp Taxes
     If you purchase shares of the ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Online Offering
     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
     The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters, who will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers that resell shares to online brokerage account holders.

Selling Restrictions
     Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers securities or has in its possession or distributes the prospectus or any other material.

European Economic Area
     In relation to each member state of the EEA that has implemented the Prospectus Directive, or a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of the securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of any securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the relevant member state:
     (a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, the corporate purpose of which is solely to invest in securities;
     (b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
     (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or
     (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.
     France. No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the securities and approved by the Autorité des marchés financiers or by the competent authority of another State of the EEA that is a contracting party to the agreement and notified to the Autorité des marchés financiers; no Securities have been offered or sold or will be offered or sold, directly or indirectly, to the public in France except to “permitted investors” consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Securities has been released, issued or distributed to the public in France except to permitted investors; and the direct or indirect resale to the public in France of any Securities acquired by any permitted investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.
     United Kingdom. Each underwriter acknowledges and agrees that:
     (i) it has not offered or sold and will not offer or sell the Securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000, or the FSMA, by the Issuer;
     (ii) it has communicated or caused to be communicated, and will communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities only in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

     (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.
     This document is being distributed only to and is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, or the Order, or (iii) high-net-worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are available only to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
     Italy. The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa), or the CONSOB, pursuant to Italian securities legislation and, accordingly, each underwriter acknowledges and agrees that the shares may not and will not be offered, sold or delivered, nor may or will copies of the shares or any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522, or (ii) in other circumstances that are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, or the Financial Service Act, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.
     Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation that may be imposed by CONSOB or the Bank of Italy.
     Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.
     The prospectus and the information contained herein are intended only for the use of the recipient and, unless in circumstances that are exempted from the rules on solicitation of investments pursuant to Article 100 of the Financial Service Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, this prospectus is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its contents.
     Italy has only partially implemented the Prospectus Directive. The provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.
     Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.
Switzerland
     This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre
     This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.
Conflicts/Affiliates
     The underwriters and their affiliates have provided, and may in the future provide, certain financial advisory, investment banking and commercial banking services in the ordinary course of business for us and certain of our affiliates, including Warburg Pincus, for which services they receive customary fees and expense reimbursement.

WHERE YOU CAN FIND MORE INFORMATION
     As required by the Securities Act of 1933, as amended, we have filed a registration statement relating to the securities offered by this prospectus with the Securities and Exchange Commission, or SEC. This prospectus is a part of that registration statement, which includes additional information.
     We file annual and other reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The only information incorporated by reference herein is as set forth below under “Incorporation of Certain Documents by Reference.”
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” much of the information we file with them under Commission File No. 001-33444, which means that we can disclose important information to you by referring you to those publicly available documents. All of the information that we incorporate by reference is considered to be part of this prospectus, and any of our subsequent filings with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and any future filings made by Eurand N.V. with the SEC until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold:
•	our annual report on Form 20-F for the year ended December 31, 2008, filed on March 31, 2009;

•	our report on Form 6-K reporting our operating results for the three and six months ended June 30, 2009, filed on August 12, 2009;

•	our report on Form 6-K reporting our operating results for the three months ended March 31, 2009, filed on May 15, 2009;

•	our reports on Form 6-K, filed on May 12, 2009, June 22, 2009 and August 28, 2009 and our report on Form 6-K/A filed on September 21, 2009;

•	our description of ordinary shares contained in our registration statement on Form 8-A, filed on May 4, 2007, as amended in our registration statement on Form 8-A/A, filed on May 11, 2007; and

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this registration statement and prior to the effectiveness of the registration statement.
     We will also incorporate by reference certain future materials furnished to the SEC on Form 6-K, but only to the extent specifically indicated in those submissions.
     We will provide, upon written or oral request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost to you, by writing us at Eurand Pharmaceuticals, Inc., 790 Township Line Rd Suite 250 Yardley, Pennsylvania 19067. Our telephone number is (267) 759-9400.
EXPENSES
     The following table sets forth an estimate of the costs and expenses payable by Eurand N.V. in connection with a possible offering of 8,500,000 ordinary shares registered under this registration statement. All of the amounts shown are estimates except the SEC registration fee:

Securities and Exchange Commission Registration Fee	$8,205
Printing	115,000
Accounting Services	90,000
Legal Fees	285,000
Miscellaneous	1,795

Total	$500,000

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
     We are a Netherlands company. Most of our directors and executive officers live outside of the United States. Most of the assets of our directors and most of our assets are located outside of the United States. As a result, it may not be possible to serve process on us or on such persons in the United States or to enforce judgments obtained in U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. Under our amended articles of association that will be in effect upon the completion of this offering (i) certain disputes between, among others, our shareholders and us and/or our directors must be exclusively submitted to Netherlands courts and (ii) the legal relationships between, among others, those persons are governed by the laws of The Netherlands. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions. In addition, there is doubt as to whether Netherlands courts will enforce claims for punitive damage. An award rendered by a court outside of The Netherlands is recognized and enforceable in The Netherlands only under a treaty to that effect between the state of such court and The Netherlands. There is no treaty in force between The Netherlands and the United States providing for the recognition and enforcement of judgments of U.S. courts in The Netherlands. In the absence of such a treaty, Netherlands courts will not recognize and enforce judgments of U.S. courts based upon these civil liability provisions.
LEGAL MATTERS
      NautaDutilh N.V., Amsterdam, The Netherlands, will pass on the validity of the ordinary shares offered by this prospectus for us and the selling shareholders, with respect to the laws of The Netherlands. We have been represented with respect to certain United States laws by Morgan, Lewis & Bockius LLP, Princeton, New Jersey. The underwriters have been represented with respect to certain United States laws by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
     The consolidated financial statements of Eurand N.V. appearing in Eurand N.V.’s Annual Report (Form 20-F) for the year ended December 31, 2008 and the effectiveness of internal control over financial reporting of Eurand N.V. as of December 31, 2008 have been audited by Ernst & Young Accountants LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

8,500,000 Shares
Ordinary Shares

Prospectus
, 2009

Deutsche Bank Securities	BofA Merrill Lynch

Cowen and Company	Thomas Weisel Partners LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8. Indemnification of Directors and Officers
     Under Dutch law, indemnification provisions may be included in the articles of association and accordingly our amended articles of association provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner that such direction reasonably could believe to be in or not opposed to our best interests. In addition, we have entered into indemnification agreements with each of our directors and officers.
Item 9. Exhibits
     The exhibits filed as part of this registration statement are as follows:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement. *

3.1	Amended Articles of Association of Eurand N.V. *

3.2	Amended Articles of Association of Eurand N.V. * †

4.1	Form of Investor Rights Agreement (Incorporated by reference to Exhibit No. 10.3 to the registration statement on Form F-1 (File No. 333-142481) filed on May 1, 2007).

5.1	Opinion of NautaDutilh N.V. *

10.1	Supply Contract, dated as of January 3, 2006, by and among Eurand S.p.A. and Nordmark Arzneimittel GmbH & Co. (Incorporated by reference to Exhibit No. 10.1 to the Report on Form 6-K/A filed on September 21, 2009).**

10.2	License Agreement by and between Chiesi Farmaceutici S.p.A. and Eurand Pharmaceuticals, Inc., dated April 2, 2008 (Incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed on March 31, 2009).**

10.3	Securities Purchase Agreement by and among Michael J. Walters, Norman Stanley, Lonnie S. McMillian, Stoneway LLC and Eurand Pharmaceuticals, Inc., dated November 30, 2007 (Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on March 31, 2008).

23.1	Consent of NautaDutilh N.V. *

23.2	Consent of Ernst & Young Accountants LLP (filed herewith).

24.1	Powers of Attorney. *

*	Previously filed.

**	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission, pursuant to a request for confidential treatment.

†	Translated into English as required by Rule 306 of Regulation S-T. In this translation, an attempt has been made to be as literal as possible, without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will govern.
Item 10. Undertakings
     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial Statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
     (5) That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes that:
          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this amendment no. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Amsterdam, The Netherlands, on October 14, 2009.

EURAND N.V.
/s/ Gearóid M. Faherty
By:	Gearóid M. Faherty
Title:	Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY
     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gearóid M. Faherty Gearóid M. Faherty	Chairman of the Board of Directors, Chief Executive Officer and Executive Director (Principal Executive Officer)	October 14, 2009

/s/ Mario P. Crovetto Mario P. Crovetto	Chief Financial Officer (Principal Financial and Accounting Officer)	October 14, 2009

* Rolf A. Classon	Non-Executive Director	October 14, 2009

* Jonathan J. Cosgrave	Non-Executive Director	October 14, 2009

* William J. Jenkins, M.D	Non-Executive Director	October 14, 2009

* Angelo C. Malahias	Non-Executive Director	October 14, 2009

*	Non-Executive Director	October 14, 2009
Simon Turton, Ph.D.

/s/ Manya S. Deehr Manya S. Deehr	Chief Legal Officer, Authorized Representative in the United States	October 14, 2009
By signature set forth below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this amendment no. 2 to registration statement on behalf of the persons indicated.

* By:	/s/ Gearóid M. Faherty Gearóid M. Faherty Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Form of Underwriting Agreement. *

3.1	Amended Articles of Association of Eurand N.V. *

3.2	Amended Articles of Association of Eurand N.V. * †

4.1	Form of Investor Rights Agreement (Incorporated by reference to Exhibit No. 10.3 to the registration statement on Form F-1 (File No. 333-142481) filed on May 1, 2007).

5.1	Opinion of NautaDutilh N.V. *

10.1	Supply Contract, dated as of January 3, 2006, by and among Eurand S.p.A. and Nordmark Arzneimittel GmbH & Co. (Incorporated by reference to Exhibit No. 10.1 to the Report on Form 6-K/A filed on September 21, 2009).**

10.2	License Agreement by and between Chiesi Farmaceutici S.p.A. and Eurand Pharmaceuticals, Inc., dated April 2, 2008 (Incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed on March 31, 2009).**

10.3	Securities Purchase Agreement by and among Michael J. Walters, Norman Stanley, Lonnie S. McMillian, Stoneway LLC and Eurand Pharmaceuticals, Inc., dated November 30, 2007 (Incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on March 31, 2008).

23.1	Consent of NautaDutilh N.V. *

23.2	Consent of Ernst & Young Accountants LLP (filed herewith).

24.1	Powers of Attorney. *

*	Previously filed.

**	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission, pursuant to a request for confidential treatment.

†	Translated into English as required by Rule 306 of Regulation S-T. In this translation, an attempt has been made to be as literal as possible, without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will govern.